PROSPECTUS


                                2,200,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                                 --------------


    All of the 2,200,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), offered hereby, are being issued and sold by Digital Microwave Corporation ("DMC" or the "Company").



    The Company's Common Stock is traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "DMIC." The last reported sale price of the Company's Common Stock on the Nasdaq National Market on March 13, 1997 was $25.00 per share. See "Price Range of Common Stock."


    SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                            UNDERWRITING
                                                                           DISCOUNTS AND        PROCEEDS TO
                                                      PRICE TO PUBLIC     COMMISSIONS (1)       COMPANY (2)
Per Share..........................................        $24.75              $1.30               $23.45
Total (3)..........................................     $54,450,000          $2,860,000         $51,590,000


(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting expenses estimated at $325,000, payable by the Company.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to 330,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $62,617,500, $3,289,000 and $59,328,500, respectively.


                                 --------------


    The shares of Common Stock are being offered by the Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about March 19, 1997, at the offices of Smith Barney Inc., 333 W. 34th Street, New York, N.Y., 10001.


                                 --------------

SMITH BARNEY INC.

                            OPPENHEIMER & CO., INC.

                                                                 COWEN & COMPANY


March 13, 1997

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (1) Annual Report on Form 10-K for the year ended March 31, 1996, (2) Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, (3) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, (4) Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, and (5) the descriptions of the Company's Common Stock and Preferred Share Purchase Rights contained in the Company's Registration Statements on Form 8-A filed under the Exchange Act with the Commission on May 29, 1987 and November 5, 1991, as amended on December 27, 1996.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof form the date of filing of such reports and documents. The Company will provide without charge to each person to whom this Prospectus is delivered, a copy of any and all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference herein), upon written or oral request to Carl A. Thomsen, Vice President, Chief Financial Officer and Secretary, at the corporate headquarters of the Company, 170 Rose Orchard Way, San Jose, California 95134 (telephone number (408) 943-0777).

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or superseded such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
                                 --------------


    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING THE ENTRY OF STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                 --------------

    This Prospectus includes trademarks and registered service marks of the Company and trademarks and registered service marks of other companies.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING NOTES THERETO, APPEARING ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS. EXCEPT AS OTHERWISE SPECIFIED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING." THIS PROSPECTUS AND CERTAIN INFORMATION INCORPORATED BY REFERENCE HEREIN CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE EXCHANGE ACT. DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH UNDER "PROSPECTUS SUMMARY -- THE COMPANY," "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AND "BUSINESS -- INTRODUCTION; -- THE DMC SOLUTION; -- STRATEGY; -- PRODUCTS; -- RESEARCH AND DEVELOPMENT," AS WELL AS IN THE PROSPECTUS GENERALLY. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS.

                                  THE COMPANY

    Digital Microwave Corporation ("DMC" or the "Company") designs, manufactures and markets advanced wireless solutions for worldwide telephone network interconnection and access. The Company provides its customers with a broad product line, which contains products that operate using a variety of transmission frequencies, ranging from 2 GigaHertz ("GHz") to 38 GHz, and a variety of transmission capacities, typically ranging from T-1 (1.5 Megabits per second) to DS-3 (45 Megabits per second). The Company's broad product line allows it to market and sell its products to service providers in many locations worldwide with varying interconnection and access requirements. The Company designs its products to meet the requirements of mobile communications networks and fixed access networks worldwide. The Company's products typically enable its customers to deploy and expand their wireless infrastructure and market their services rapidly to subscribers, so that service providers can realize a return on their investments in frequency allocation licenses and network equipment.

    The Company believes that it is well-positioned to address worldwide market opportunities for wireless infrastructure suppliers. For example, there are substantial telecommunications infrastructures being built for the first time in many Asian countries; infrastructures are being expanded in Europe; and personal communications services ("PCS") interconnect networks are being constructed in the United States. The Company believes that maintaining close proximity to its customers provides it with a competitive advantage in securing orders for its products and in servicing its customers. Local offices enable the Company to understand the local issues and requirements of its customers and to address its customers' individual geographic, regulatory, and infastructure requirements. As a result, the Company has developed a global sales, service and support organization, with offices in North America, South America, Europe, the Middle East and Asia. With its 16 sales or support offices in 12 countries, the Company can respond quickly to its customers' needs and can provide prompt on-site technical support.

    The Company has sold approximately 70,000 radios, which have been installed in over 60 countries. The Company markets its products to service providers directly, as well as indirectly through its relationships with original equipment manufacturers ("OEMs") of base stations, such as Motorola, Inc., Siemens AG, and L.M. Ericsson. Between December 31, 1995 and December 31, 1996, the Company sold its products to service providers, including Beijing Telecom, Heibei Unicom, Pilipino Telephone Corp., Sterling Cellular, and SMART Communications, Inc. in the Asia/Pacific region; Panafon SA, E-Plus Mobilfunk GmbH, Comviq GSM AB, Jordan Mobile Telephone Services, and IONICA in Europe and the Middle East; and BellSouth PCS, Pacific Bell Mobile Services, Avantel S.A. and Rogers Network Services in the Americas.

    The Company's strategy is to build on the strength of its current products, which offer point-to-point solutions, and its strong global sales, service and support organization to become a leading worldwide supplier of wireless network connectivity solutions. To achieve this strategy, the Company intends to leverage its core technical competencies and reputation for service and support to capitalize on emerging market opportunities, such as wireless local loop, wireless data transport and alternative local telephone facilities access. The Company also intends to continue to pursue the operating efficiency improvements that it instituted with a formal process improvement program, entitled Operation NewWave, during 1996.

                                  THE OFFERING


Common Stock Offered by the Company..........  2,200,000 shares (1)
Common Stock to be Outstanding after the
  Offering...................................  18,335,175 shares (1)(2)
Use of Proceeds..............................  For general corporate purposes, including working capital, the development and
                                               marketing of new products, and for possible
                                               future acquisitions of complementary
                                               technologies, businesses or products.
Nasdaq National Market Symbol................  DMIC


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                             NINE MONTHS ENDED
                                                              YEAR ENDED MARCH 31,              DECEMBER 31,
                                                       ----------------------------------  ----------------------
                                                          1994        1995        1996        1995        1996
                                                       ----------  ----------  ----------  ----------  ----------
                                                                                                (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales............................................  $  116,010  $  153,650  $  150,419  $  114,183  $  126,092
Gross profit.........................................      37,136      38,890      30,501      20,602      41,545
Income (loss) from operations........................     (22,518)      2,748      (8,023)     (8,244)      8,407
Net income (loss)....................................  $  (22,495) $    1,982  $   (5,955) $   (6,210) $    7,168
Net income (loss) per share..........................  $    (1.81) $     0.14  $    (0.40) $    (0.43) $     0.43


                                                                  DECEMBER 31, 1996
                                                              -------------------------
                                                               ACTUAL   AS ADJUSTED (3)
                                                              --------  ---------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................  $ 44,858     $ 96,123
Total assets................................................   107,109      158,374
Long-term liabilities, net of current maturities............       280          280
Stockholders' equity........................................    59,419      110,684


------------------------


(1) Excludes up to 330,000 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."


(2) Based on shares outstanding as of December 31, 1996. Excludes 2,392,876 shares of Common Stock issuable upon exercise of stock options outstanding as of December 31, 1996 at a weighted average exercise price of $13.58 per share.


(3) As adjusted to give effect to the sale by the Company of 2,200,000 shares of Common Stock offered hereby, less underwriting discounts and estimated offering expenses payable by the Company. See "Use of Proceeds."

                                  THE COMPANY

    The Company's executive offices are located at 170 Rose Orchard Way, San Jose, California 95134. Its telephone number at that address is (408) 943-0777. As used in this Prospectus, except as otherwise specified or where the context requires otherwise, references to the Company include the Company and its consolidated subsidiaries.

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF A VARIETY OF FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS. IN EVALUATING AN INVESTMENT IN THE COMMON STOCK, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION PRESENTED IN THIS PROSPECTUS.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    The Company's quarterly operating results vary significantly depending on several factors, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the Company's quarterly results of operations can vary due to the volume and timing of product orders received and delivered during the quarter, the ability of the Company and its key suppliers to respond to changes made by customers in their orders, and the timing of new product introductions by the Company and its competitors. The Company's quarterly operating results may also vary significantly depending on other factors, including the mix of products sold; the cost and availability of components and subsystems; relative prices of the Company's products; adoption of new technologies and industry standards; competition; fluctuations in foreign currency exchange rates; regulatory developments; and general economic conditions. In addition, wireless infrastructure suppliers are experiencing, and are likely to continue to experience, intense price pressure, which has resulted, and is expected to continue to result, in downward pricing pressure on the Company's products. As a result, the Company has experienced, and expects to continue to experience, declining average sales prices for its products. The Company's ability to maintain its gross profit margins depends upon its ability to continue to improve manufacturing efficiencies, lower material costs of products and to continue to introduce new products and product enhancements. Any inability of the Company to respond to increased price competition would have a material adverse effect on the Company's business, financial condition and results of operations. Since the Company's customers frequently negotiate supply arrangements far in advance of delivery dates, the Company often must commit to price reductions for its products before it is aware of how, or if, such cost reductions can be obtained. As a result, such current or future price reduction commitments could have, and any inability of the Company to respond to increased price competition would have, a material adverse effect on the Company's business, financial condition and results of operations. In addition, because of these factors, through December 31, 1996, the Company had not been in a position to utilize any portion of its deferred tax asset. The Company expects to begin to reduce the valuation reserve against its deferred tax asset during the fourth quarter of fiscal 1997. However, the Company's ability to record additional deferred tax assets in future periods will depend on continued operating profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

IMPORTANCE OF NEW PRODUCTS; RAPID TECHNOLOGICAL CHANGE

    The market for the Company's products is characterized by rapidly changing technologies and evolving industry standards. Accordingly, the Company's future performance depends on a number of factors, including its ability to identify emerging technological trends in its target markets, to develop and to maintain competitive products, to enhance its products by adding innovative features that differentiate its products from those of its competitors and to manufacture and to bring products to market quickly at cost-effective prices. For the three months ended December 31, 1996, net sales derived from the

Company's latest generation of products, the SPECTRUM II product line, represented approximately 45% of the Company's net sales, and the Company expects that net sales from the SPECTRUM II product line will continue to account for a significant portion of the Company's net sales for the foreseeable future. However, the Company believes that to remain competitive in the future it will need to continue to develop new products, which will require the investment of significant financial resources in product development. There can be no assurance, however, that the Company will successfully complete the development of any future products, that such products will achieve market acceptance or that such products will be capable of being manufactured at competitive prices in sufficient volumes. In the event that such products are not timely developed, do not gain market acceptance or are not manufacturable at competitive prices, the Company's business, financial condition and results of operations could be materially adversely affected. In some instances, the Company enters into agreements to supply products to customers where the products are not fully developed at the time of entering into the agreement. The failure of the Company to develop products required for timely performance under such agreements can have a material impact on the Company's business, financial condition and results of operations. Although the Company extensively tests its products prior to their introduction, design errors may be discovered after initial product sampling, resulting in delays in volume production or recalls of products sold. The occurrence of such errors could have a material adverse effect on the Company's business, financial condition and results of operations. Any significant delay or failure to develop, manufacture or ship new or enhanced products could also have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Research and Development; -- Competition."

MARKETS FOR THE COMPANY'S PRODUCTS ARE HIGHLY COMPETITIVE

    The microwave interconnection and access business is a specialized segment of the wireless telecommunications industry and is extremely competitive. The Company expects such competition to increase in the future. Several established and emerging companies offer a variety of microwave, fiber optic and other connectivity products for applications similar to those of the Company's products. Many of the Company's competitors have more extensive engineering, manufacturing and marketing capabilities and substantially greater financial, technical and personnel resources than the Company. In addition, many of the Company's competitors have greater name recognition, a larger installed base of products and longer-standing customer relationships. The Company considers its primary competitors to be L.M. Ericsson, Siemens AG, California Microwave, Inc., P-COM, Inc., and the Farinon Division of Harris Corporation. In addition, other existing competitors include Alcatel, Nokia, SIAE, NEC, and NERA. Both L.M. Ericsson and Siemens AG have product lines that compete with those of the Company, and are also OEMs through which the Company markets and sells its products. Some of the Company's largest customers could develop the capability to manufacture products similar to those manufactured by the Company. The Company believes that competition in its markets is based primarily on customer service and support, breadth of product line, price, performance, rapid delivery, and reliability. The Company's future success will depend upon its ability to address the increasingly sophisticated needs of its customers by enhancing its current products, by developing and introducing new products in a timely manner that keep pace with technological developments and emerging wireless telecommunications services, and by providing such products at competitive prices. The Company's major contractual awards are often subject to the receipt of firm orders, which, in turn, may be subject to many conditions, including that the equipment purchased be competitive in the wireless telecommunications marketplace with respect to technology, price, quantity, and other commercial concerns. In addition, because the Company's major orders often require deliveries for periods over 12 months, such products are subject to risks associated with obsolescence due to rapidly changing technology. There can be no assurance that the Company will have the financial resources, technical expertise, or marketing, sales, distribution, and customer service and support capabilities to compete successfully. See "Business -- Competition."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    In fiscal year 1995, fiscal year 1996 and the nine-months ended December 31, 1996, sales to international customers accounted for 88%, 87% and 95%, respectively, of the Company's net sales. The Company expects that international sales will continue to account for the majority of its net sales for the foreseeable future. As a result, the Company is subject to the risks of doing business internationally, including unexpected changes in regulatory requirements; fluctuations in foreign currency exchange rates; imposition of tariffs and other trade barriers and restrictions; the burdens of complying with a variety of foreign laws; and general economic conditions, including inflation. The Company is also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with its international operations. Potential markets for the Company's products exist in developing countries that may deploy wireless communications networks. Such countries may decline to construct wireless communications networks, experience delays in the construction of such networks or use the products of a competitor of the Company to construct such networks. As a result, any demand for the Company's products in such countries will be similarly limited or delayed. In addition, the Company may experience more volatile political, economic and foreign currency fluctuations in developing countries. There can be no assurance that currency fluctuations, changes in the rate of inflation or any of the aforementioned factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON COMPONENT AVAILABILITY, SUBCONTRACTOR PERFORMANCE AND KEY
  SUPPLIERS

    The Company's manufacturing operations are highly dependent upon the delivery of materials by outside suppliers in a timely manner. In addition, the Company depends, in part, upon subcontractors to assemble major components and subsystems used in its products in a timely and satisfactory manner. For example, the Company has an agreement with one of its suppliers, Microelectronics Technology, Inc., a Taiwanese company ("MTI"), which provides MTI with certain preferential rights to manufacture certain of the Company's integrated circuits. Although the Company has entered into contracts with MTI, the Company currently purchases components from MTI on an individual purchase order basis. From time to time, the Company has experienced delays and other supply problems with MTI, but such delays and other problems have not had a significant impact on the Company's results of operations. The failure of an outside supplier or subcontractor to deliver such materials, components or subsystems in a timely and satisfactory manner could have a material adverse effect on the Company's business, financial condition and results of operations. In the future, the Company may increase its reliance on outside suppliers and subcontractors to provide materials, components and subsystems. The Company does not generally enter into long-term or volume purchase agreements with any of these suppliers, and no assurance can be given that such materials, components and subsystems will be available in the quantities required by the Company, if at all. The inability of the Company to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to manufacture and deliver its products in a timely manner. There can be no assurance that the Company will not experience material supply problems or component or subsystem delays in the future. See "Business -- Manufacturing and Suppliers."

MANAGEMENT OF GROWTH; EXPANSION STRATEGY

    The growth in the Company's business has placed, and is expected to continue to place, a significant strain on the Company's management and operations. To manage its growth, the Company must continue to implement and improve its operational, financial and management information systems and expand, train and manage its employees. The Company's failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Future growth of the Company's operations depends, in part, on its ability to introduce new products and product enhancements to meet the emerging trends in the wireless telecommunications industry. The

Company has pursued, and will continue to pursue, growth opportunities through internal development and acquisitions of complementary businesses and technologies. The Company is unable to predict whether and when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. The Company competes for acquisition and expansion opportunities with many entities that have substantially greater resources than the Company. In addition, acquisitions may involve difficulties in the retention of personnel, diversion of management's attention, unexpected legal liabilities, and tax and accounting issues. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into its operations, or expand into new markets. Once integrated, acquired businesses may not achieve comparable levels of revenues, profitability, or productivity as the existing business of the Company or otherwise perform as expected. The occurrence of any of these events could have a material adverse effect on the Company's business, financial condition and results of operation.

CUSTOMER CONCENTRATION

    During any given quarter, a small number of customers account for a significant portion of the Company's net sales. During fiscal 1996 and the nine months ended December 31, 1996, Siemens AG accounted for 22% and 14%, respectively, of the Company's net sales. At December 31, 1996, three customers each accounted for approximately 11% of the Company's $85 million backlog. There can be no assurance that the Company's current customers will continue to place orders with the Company, that orders by existing customers will continue to be at levels of previous periods, or that the Company will be able to obtain orders from new customers. The Company's customers typically are not contractually obligated to purchase any quantity of products in any particular period and product sales to major customers have varied widely from period to period. The loss of any existing customer, a significant reduction in the level of sales to any existing customer, or the failure of the Company to gain additional customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Customers; -- Competition."

MULTIPLE REGULATORY ENVIRONMENTS

    Radio communications are subject to regulation by United States and foreign laws and international treaties. Generally, the Company's products must conform to a variety of United States and international requirements established to avoid interference among users of transmission frequencies and to permit interconnection of telecommunications equipment. In addition, both in the United States and internationally, the Company is affected by the allocation and auction of the radio frequency spectrum by governmental authorities. Historically, in many developed countries, the unavailability of frequency spectrum has inhibited the growth of wireless telecommunications networks. In addition, to operate in a jurisdiction, the Company must obtain regulatory approval for its products. Each jurisdiction in which the Company markets its products has its own regulations governing radio communications. Products that support emerging wireless telecommunications services can be marketed in a jurisdiction only if permitted by suitable frequency allocations, auctions and regulations, and the process of establishing new regulations is complex and lengthy. Failure by the governmental regulatory authorities to allocate suitable frequency spectrum or to establish suitable regulations for emerging wireless telecommunications services could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that governmental authorities, both in the United States and internationally, will allocate sufficient radio frequency spectrum for use by the Company's products or that the Company will be successful in obtaining approval for its products from such authorities. See "Business -- Government Regulation."

NO ASSURANCE OF PRODUCT QUALITY; PERFORMANCE AND RELIABILITY

    The Company's customers typically require demanding specifications for quality, performance and reliability. There can be no assurance that problems will not occur with respect to the quality, performance and reliability of the Company's systems or related software tools. If such problems occur, the Company could experience increased costs, delays in or cancellations or reschedulings of orders or shipments, delays in collecting accounts receivable and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition and results of operations.

RELIANCE ON KEY OEM RELATIONSHIPS

    The Company has informal relationships with OEM base station suppliers. Such relationships increase the Company's ability to pursue the limited number of major contract awards each year. In addition, such relationships provide the Company's customers with easier access to financing and to integrated systems providers with a variety of equipment and service capabilities. There can be no assurance that the Company will continue to be able to maintain and develop such relationships or that, if such relationships are developed, they will be successful. In selected countries, the Company also markets its products through independent agents and distributors.

DEPENDENCE ON KEY PERSONNEL; NEW MANAGEMENT

    Due to the specialized nature of the Company's business, the Company's future performance is highly dependent upon the continued services of its key engineering personnel and executive officers, including Charles D. Kissner, who currently serves as the Company's Chairman of the Board, President and Chief Executive Officer. The loss of any key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's Chief Executive Officer, Chief Financial Officer, Senior Vice President of Operations and Senior Vice President of Worldwide Sales, Service and Marketing joined the Company in 1995. In addition, the Company's Treasurer and Vice President of Engineering joined the Company in 1996. The Company's prospects depend upon its ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for its operations. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The failure of any key employee to perform in his or her current position or the Company's inability to attract and retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

IMPORTANCE OF INTELLECTUAL PROPERTY

    The Company's ability to compete will depend, in part, on its ability to obtain and enforce intellectual property protection for its technology in the United States and internationally. The Company relies upon a combination of trade secrets, trademarks, copyrights and contractual rights to protect its intellectual property. The Company does not have any patents covering its products. The Company enters into confidentiality and invention assignment agreements with its employees, and enters into non-disclosure agreements with its suppliers and appropriate customers so as to limit access to and disclosure of its proprietary information. There can be no assurance that any steps taken by the Company will be adequate to deter misappropriation or impede independent third party development of similar technologies. In the event that such intellectual property arrangements are insufficient, the Company's business, financial condition and results of operations could be materially adversely affected. Moreover, there can be no assurance that the protection provided to the Company's intellectual property by the laws and courts of foreign nations will be substantially similar to the remedies available under United States law or that third parties will not assert infringement claims against the Company.

    The wireless telecommunications industry is characterized by numerous allegations of patent infringement among competitors and considerable related litigation. Accordingly, the Company may in the future be notified that it is infringing certain patent or other intellectual property rights of others. Although there are no such pending lawsuits against the Company or unresolved notices that the Company is infringing upon intellectual property rights of others, there can be no assurance that litigation or infringement claims will not occur in the future. Such litigation or claims could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. The wireless telecommunications industry is subject to frequent litigation regarding patent and other intellectual property rights. Certain companies and organizations in the wireless telecommunications industry have patents that protect their intellectual property rights in these areas. In the event of an adverse result of any such litigation, the Company could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology which is the subject of the litigation. There can be no assurance that the Company would be successful in such development or that any such license would be available on commercially reasonable terms. See "Business -- Intellectual Property."

POSSIBLE VOLATILITY OF STOCK PRICE

    The Company believes that factors such as announcements of developments related to the Company's business, announcements by competitors, quarterly fluctuations in the Company's financial results and general conditions in the telecommunications industry in which the Company competes or the national economies in which the Company does business, and other factors could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the market for shares of small capitalization technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. Such fluctuations could have a material adverse effect on the market price of the Company's Common Stock.

DISCRETIONARY USE OF PROCEEDS OF THIS OFFERING


    The Company has no current specific plans for the use of the net proceeds of this offering. As a consequence, the Company's management will retain broad discretion in the allocation of the net proceeds of this offering. There can be no assurance that the proceeds will be utilized in a manner that the stockholders deem optimal or that the proceeds can or will be invested to yield a significant return upon the completion of this offering. Upon completion of this offering, the Company will have more than $57.7 million of cash and cash equivalents (assuming no exercise of the Underwriters' over-allotment option and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company), substantially all of which will be invested in investment-grade, short- or medium-(two years or less) term, interest-bearing securities for an indefinite period. See "Use of Proceeds."


EFFECT OF ANTITAKEOVER PROVISIONS

    Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts. In addition, the Board of Directors of the Company, without further stockholder approval, may issue Preferred Stock, with such terms as the Board of Directors may determine, that could have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company also has a stockholders' rights plan that is triggered by certain change in control transactions and is afforded the protections of
Section 203 of the Delaware General Corporation Law, each of which could delay or prevent a change in control of the Company or could impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 2,200,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $51.3 million ($59.0 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and estimated offering expenses. The net proceeds will be used for general corporate purposes, including working capital, the development and marketing of new products, and for possible future acquisitions of complementary technologies, businesses or products. The amounts actually expended by the Company for working capital purposes will vary significantly depending upon a number of factors, including future revenue growth, if any, the amount of cash generated by the Company's operations, and the progress of the Company's product development efforts. Hence, the Company's management will retain broad discretion in the allocation of the net proceeds of this offering. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of complementary businesses, products or technologies, for which a portion of the net proceeds may be used. However, the Company currently has no understandings, commitments or agreements with respect to any material acquisition of other businesses, products or technologies. Pending use of the net proceeds for the above purposes, the Company intends to invest the funds in investment-grade, short- or medium- (two years or less) term, interest-bearing securities.


                                DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and, therefore, does not currently anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock has traded publicly on the Nasdaq National Market under the trading symbol DMIC since May 19, 1987. The following table sets forth, for the periods indicated, the high and low closing sales prices of the Common Stock as reported on the Nasdaq National Market.


                                                                            HIGH        LOW
                                                                          ---------  ---------
Fiscal Year Ended March 31, 1995
    First Quarter.......................................................  $  15.500  $   8.875
    Second Quarter......................................................     18.750     10.250
    Third Quarter.......................................................     20.625     12.125
    Fourth Quarter......................................................     20.125     12.125

Fiscal Year Ended March 31, 1996
    First Quarter.......................................................  $  13.875  $   9.625
    Second Quarter......................................................     14.500     10.750
    Third Quarter.......................................................     12.625      9.813
    Fourth Quarter......................................................     11.000      8.375

Fiscal Year Ended March 31, 1997
    First Quarter.......................................................  $  18.250  $   8.000
    Second Quarter......................................................     24.125     12.250
    Third Quarter.......................................................     29.188     20.125
    Fourth Quarter (through March 13, 1997).............................     37.625     23.500



    On March 13, 1997, the last reported sale price reported on the Nasdaq National Market for the Common Stock was $25.00 per share. On March 11, 1997, there were approximately 208 holders of record of the Common Stock.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of December 31, 1996 and as adjusted to give effect to the receipt by the Company of the estimated net proceeds from the sale by the Company of the 2,200,000 shares of Common Stock offered hereby. This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in, or incorporated by reference into, this Prospectus.



                                                                          DECEMBER 31, 1996
                                                                        ----------------------
                                                                         ACTUAL    AS ADJUSTED
                                                                        ---------  -----------
                                                                            (IN THOUSANDS)
Long-term liabilities, net of current maturities......................  $     280   $     280
Stockholders' equity
  Preferred Stock, $0.01 par value; 5,000,000 shares authorized; none
    outstanding.......................................................         --          --
  Common Stock, $0.01 par value; 30,000,000 shares authorized,
    16,135,175 shares issued and outstanding actual; and 18,335,175
    shares issued and outstanding as adjusted (1).....................        161         183
  Additional paid-in capital..........................................     67,882     119,125
    Accumulated deficit...............................................     (8,624)     (8,624)
                                                                        ---------  -----------
    Total stockholders' equity........................................     59,419     110,684
                                                                        ---------  -----------
      Total capitalization............................................  $  59,699   $ 110,964
                                                                        ---------  -----------
                                                                        ---------  -----------


------------------------

(1) Excludes 2,392,876 shares of Common Stock issuable upon exercise of stock options outstanding as of December 31, 1996 at a weighted average exercise price of $13.58 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere herein. The financial information as of March 31, 1995 and 1996 and for each of the three fiscal years in the period ended March 31, 1996 has been derived from the Company's consolidated financial statements, which were audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. The financial information as of March 31, 1992, 1993 and 1994 and for the years ended March 31, 1992 and 1993 has been derived from the Company's audited consolidated financial statements, not included herein. The financial information as of December 31, 1996 and for the nine months ended December 31, 1995 and 1996 has been derived from the Company's unaudited interim consolidated financial statements included elsewhere herein. In the opinion of management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and results of operations for the period. The operating results for the nine months ended December 31, 1996 are not indicative of the results that may be expected for the year ended March 31, 1997 or in future periods.

                                                                                                   NINE MONTHS ENDED
                                                           YEARS ENDED MARCH 31,                      DECEMBER 31,
                                           -----------------------------------------------------  --------------------
                                             1992       1993       1994       1995       1996       1995       1996
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)              (UNAUDITED)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Net sales................................  $  86,097  $ 103,937  $ 116,010  $ 153,650  $ 150,419  $ 114,183  $ 126,092
Cost of sales............................     67,436     79,622     78,874    114,760    119,918     93,581     84,547
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit...........................     18,661     24,315     37,136     38,890     30,501     20,602     41,545
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating expenses
  Research and development...............     12,854     10,086      9,316     11,379     11,108      8,567      7,433
  Selling, general and administrative....     25,265     21,641     23,338     24,763     27,416     20,279     25,705
  Non-recurring charges..................      2,685         --     27,000         --         --         --         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses.............     40,804     31,727     59,654     36,142     38,524     28,846     33,138
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income (loss) from operations........    (22,143)    (7,412)   (22,518)     2,748     (8,023)    (8,244)     8,407
Other income (expense)
  Interest and other income (expense),
    net..................................       (473)     1,768      1,718        (16)     1,975      1,609        401
  Interest (expense).....................     (1,316)    (1,064)      (603)      (530)    (1,860)    (1,528)      (844)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before provision for
    income taxes.........................    (23,932)    (6,708)   (21,403)     2,202     (7,908)    (8,163)     7,964
Provision (credit) for income taxes......     (4,262)        --      1,092        220     (1,953)    (1,953)       796
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)........................  $ (19,670) $  (6,708) $ (22,495) $   1,982  $  (5,955) $  (6,210) $   7,168
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) per share..............  $   (1.64) $   (0.55) $   (1.81) $    0.14  $   (0.40) $   (0.43) $    0.43
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of common and
  common equivalent shares outstanding...     11,965     12,090     12,448     13,845     14,895     14,592     16,678
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                            MARCH 31,
                                                      -----------------------------------------------------
                                                        1992       1993       1994       1995       1996
                                                      ---------  ---------  ---------  ---------  ---------
                                                                                                             DECEMBER 31,
                                                                                                                 1996
                                                                                                             -------------
                                                                         (IN THOUSANDS)                       (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...........................  $   2,312  $   3,801  $   3,362  $   1,919  $   8,299    $   6,489
Property and equipment, net.........................     14,450     11,075     11,413     13,977     15,061       14,841
Total current assets................................     72,763     61,915     72,590     88,608     80,736       92,268
Total current liabilities...........................     33,580     26,454     54,940     61,612     43,280       47,410
Long-term liabilities, less current portion.........        629        201        459      6,362      2,782          280
Total stockholders' equity..........................     53,004     46,335     28,604     34,611     49,735       59,419

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    DMC designs, manufactures and markets advanced wireless solutions for worldwide telephone network interconnection and access. The Company was founded in 1984 and since its inception has shipped approximately 70,000 microwave radios.

    In July 1995, the Company began commercial shipments of its SPECTRUM II product line. SPECTRUM II has rapidly gained market acceptance and accounted for approximately 45% of quarterly revenue in the quarter ended December 31, 1996. The Company has expanded this product line from the original 23 and 38 GHz versions to also include 7/8, 13, 15, 18 and 26 GHz versions. The introduction of the SPECTRUM II product line along with the Company's focus on improving manufacturing efficiency and reducing costs has resulted in significant improvements in the Company's gross profit during each of the four quarters in the period ended December 31, 1996. The Company believes that an ongoing product development effort is needed to remain competitive in the wireless telecommunications market and expects to expend significant funds to develop new and enhanced products. In addition, the Company has experienced and expects to continue to experience significant price pressure from competitors. Thus the Company's ability to maintain its current gross profit is dependent upon its ability to continue to improve manufacturing processes, reduce product costs and introduce new products.

    During the past 18 months, the Company has assembled a new management team that has focused on financial performance and, with the assistance of an outside consulting group, instituted a formal process improvement program, entitled Operation NewWave, designed to improve manufacturing operations, product development cycle time and asset utilization. The Company had incurred a decline in orders in the first half of fiscal 1996 and a decline in net sales in the second part of fiscal 1996. In the third quarter of fiscal 1996, the Company had a reduction in work force, recorded a $7.5 million charge, primarily for inventory write-downs and reported a net loss of $6.7 million. Subsequently, during each of the four quarters in the period ended December 31, 1996, the Company had steadily improving financial results. These improved results were driven by the Company's new product introductions and process improvement program.


    The Company has equipment installed in over 60 countries and a significant portion of the Company's revenue is derived from sales outside the United States. In the first nine months of fiscal 1997 and in fiscal 1996, 95% and 87%, respectively, of the Company's revenues were from sales for equipment to be installed outside the United States. Consequently, the Company is exposed to international political and economic risks, governmental regulations, foreign exchange fluctuations and other risks of doing business outside the United States. Most of the Company's contracts are denominated in U.S. dollars. However, when contracts are not denominated in U.S. dollars, the Company attempts to but does not always obtain foreign exchange coverage to limit its exposure to foreign currency fluctuations. A number of domestic high technology manufacturers which are largely dependent on foreign sales have recently experienced foreign currency losses, and the Company has and expects to continue to be exposed to risks related to foreign currency and other foreign issues due to the nature of its business.


    During the last two years, the Company has sold its products or provided services to over 300 customers. During any given quarter, a small number of customers account for a significant portion of the Company's net sales. During fiscal 1996 and the nine months ended December 31, 1996, Siemens AG accounted for 22% and 14%, respectively, of the Company's net sales. At December 31, 1996, three customers each accounted for approximately 11% of the Company's $85 million backlog. It is often difficult to forecast sales due to the concentration of revenue in a few customers in a particular period, changes in installation schedules, changing government regulations and the availability of financing. The Company's customers typically are not contractually obligated to purchase any quantity of products in any particular period and product sales to major customers have varied widely from period to period. As a result, the Company has experienced and expects to continue to experience fluctuations in receipt of orders and recording of revenue from quarter to quarter. Generally, the Company recognizes revenue upon shipment of product to the customer; however, in situations where the Company is responsible for installation and a significant portion of payment is dependent upon installation and site acceptance, the Company defers revenue until these contractual obligations have been satisfied.

RESULTS OF OPERATIONS

    The following table sets forth the percentage relationships of certain items from the Company's consolidated statements of operations as a percentage of net sales for the periods indicated:

                                                                                           NINE MONTHS ENDED,
                                                            YEARS ENDED MARCH 31,             DECEMBER 31,
                                                       -------------------------------     -------------------
                                                        1994        1995        1996        1995        1996
                                                       -------     -------     -------     -------     -------
Net sales.........................................       100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales.....................................        68.0        74.7        79.7        82.0        67.0
                                                       -------     -------     -------     -------     -------
Gross profit......................................        32.0        25.3        20.3        18.0        33.0
Research and development..........................         8.0         7.4         7.4         7.5         5.9
Selling, general and administrative...............        20.1        16.1        18.2        17.7        20.4
Non-recurring charges.............................        23.3          --          --          --          --
                                                       -------     -------     -------     -------     -------
Operating income (loss)...........................       (19.4)        1.8        (5.3)       (7.2)        6.7
Interest and other income (expense), net..........         1.5        (0.1)        1.3         1.4         0.3
Interest (expense)................................        (0.5)       (0.3)       (1.2)       (1.3)       (0.7)
                                                       -------     -------     -------     -------     -------
Income (loss) before provision for income taxes...       (18.4)        1.4        (5.2)       (7.1)        6.3
Provision (credit) for income taxes...............         1.0         0.1        (1.3)       (1.7)        0.6
                                                       -------     -------     -------     -------     -------
Net income (loss).................................       (19.4)%       1.3%       (3.9)%      (5.4)%       5.7%
                                                       -------     -------     -------     -------     -------
                                                       -------     -------     -------     -------     -------

NINE MONTHS ENDED DECEMBER 31, 1996 COMPARED TO NINE MONTHS ENDED DECEMBER 31,
  1995

    NET SALES: Net sales for the first nine months of fiscal 1997 were $126.1 million, compared to net sales of $114.2 million for the same period in fiscal 1996. The increase in net sales was due to higher sales in all regions. For the first nine months of fiscal 1997, net sales were $36.9 million in the Asia/Pacific region, $58.8 million in Europe and $30.4 million in the Americas, compared to $28.8 million, $55.7 million and $29.7 million, respectively, in the same period in fiscal 1996.

    The Americas reported new orders of $13.0 million, or an increase of 60%, as compared to $8.1 million in the same period in fiscal 1996. Europe reported $20.8 million in new orders, or a 28% increase, as compared to $16.2 million in the same period in fiscal 1996. These increases were partially offset by a $1.5 million decrease in new orders in the Asia/Pacific region, which reported $14.8 million in new orders as compared to $16.3 million in the same period in fiscal 1996. Backlog at December 31, 1996 was $85 million, which was the same as at September 30, 1996.

    GROSS PROFIT: Gross profit in the first nine months of fiscal 1997 was higher than the gross profit in the same period in fiscal 1996 primarily due to the Company's SPECTRUM II product line which began shipping in July 1995. Also contributing to higher gross profit were lower manufacturing expenses of approximately $1.0 million due to improved manufacturing efficiency and a shift in product mix. In addition, the first three quarters of fiscal 1996 were negatively impacted by the shipments of approximately

$9.0 million of M Series and other products to E-Plus at no margin due to delays in completion of the SPECTRUM II product. The third quarter of fiscal 1996 also included provisions for excess and obsolete inventory of approximately $7.0 million, unabsorbed manufacturing expenses due to lower production volume, rework expenses and other costs related to the startup of SPECTRUM II production. The additional inventory reserves were necessary as a result of the changes in the Company's product line focus with the introduction of the SPECTRUM II product line, as well as changes in customer requirements. Net sales for the first nine months of fiscal 1997 of SPECTRUM II increased to $51.2 million from $11.6 million for the same period of fiscal 1996. Net sales for the first nine months of fiscal 1997 of QUANTUM increased to $17.1 million from $8.7 million for the same period of fiscal 1996. Net sales for the first nine months of fiscal 1997 of the M Series product line, which has been largely replaced by the SPECTRUM II product line, decreased to $25.9 million from $51.7 million for the same period in fiscal 1996. Net sales for other products and services for the first nine months of fiscal 1997 amounted to $31.9 million compared to $42.2 million in the same period of fiscal 1996.

    The Company has seen its gross profit improve recently. However, there can be no assurance that the Company will be able to maintain its gross profit at current levels. Of particular concern is the intense competitive price pressure of the telecommunications market which will result in downward pricing pressure on the Company's products. See "Risk Factors -- Fluctuations in Quarterly Operating Results."

    RESEARCH AND DEVELOPMENT EXPENSES: Research and development expenses for the first nine months of fiscal 1997 of $7.4 million were $1.2 million lower than the $8.6 million reported in the same period of fiscal 1996. This decrease was primarily attributable to lower project material costs of approximately $0.5 million in connection with the SPECTRUM II product as it transitioned from its initial development stage to production. The Company will continue to invest in the development of new products and features in order to maintain and enhance its competitive position and expects research and development spending to increase in connection with the development of new products.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses for the first nine months of fiscal 1997 increased by $5.4 million to $25.7 million from $20.3 million in the same period of fiscal 1996. These increases were mostly attributable to an increase in personnel, sales office and related travel expenses, as the Company continued to increase its worldwide sales and customer support structure. In addition, the Company accrued consulting fees related to the company-wide process improvement program of approximately $0.8 million. Also contributing to the increase was a higher provision for uncollectable accounts receivable, primarily related to one customer in Asia, as well as profit sharing and management bonus expenses of approximately $1.4 million due to the improved profitability of the Company during the period.

    INTEREST AND OTHER INCOME, NET: Interest and other income, net for the first nine months of fiscal 1997 was $0.4 million compared to $1.6 million in the same period of fiscal 1996. The third quarter of fiscal 1996 included interest income related to income tax refunds of $0.4 million and gain on the sale of investments of $0.3 million. There were no similar items in fiscal 1997. In addition, in the first nine months of fiscal 1997, the Company recorded foreign exchange gains of $0.2 million primarily related to receivables denominated in foreign currencies, compared to foreign exchange gains of $0.5 million in the same period of fiscal 1996.

    INTEREST EXPENSE: Interest expense for the first nine months of fiscal 1997 was $0.8 million compared to $1.5 million in the same period in fiscal 1996. The decrease in interest expense was primarily attributable to lower average principal balances outstanding on the Company's line of credit and note payable in fiscal 1997.

    PROVISION (CREDIT) FOR INCOME TAXES: The Company recorded an income tax provision in the first nine months of fiscal year 1997 at an effective rate of 10%. This was less than the statutory rate primarily due to the utilization of the net operating loss and tax credit carry forwards. The Company expects, assuming continued operating profitability, that the effective tax rate will reflect a benefit in future periods as the

Company begins to utilize its deferred tax asset, which benefit has not been previously reflected in the effective tax rate. For the first nine months of fiscal 1996, the Company recorded a tax benefit of $2.0 million after the completion of an IRS audit of the fiscal years ended March 31, 1990 through 1994 and the receipt of tax refunds resulting from a favorable IRS letter ruling. The ruling allowed the Company to carryback and obtain a refund for certain net tax operating losses incurred in fiscal 1995.

YEAR ENDED MARCH 31, 1996 COMPARED TO YEAR ENDED MARCH 31, 1995

    NET SALES: Net sales decreased 2.1% from $153.7 million in fiscal year 1995 to $150.4 million in fiscal year 1996. Net sales in the Americas were $36.2 million, a 32% decrease from $53.0 million reported in fiscal 1995, and net sales in fiscal 1996 for Europe of $73.7 million were 4% lower than the $77.1 million reported in fiscal 1995. These decreases were partly offset by an increase of 72% in sales in Asia Pacific, from $23.6 million reported in fiscal 1995 to $40.5 million in fiscal 1996. International sales for fiscal years 1996 and 1995 were 88% and 87% of total net sales, respectively. The decrease in sales in the Americas was due to lower orders from Colombia and Mexico. The increase in sales in Asia Pacific was due to the growth of major wireless service providers in the Philippines, Malaysia, India and China. See Note 10 of Notes to Consolidated Financial Statements.

    COST OF SALES: Cost of sales as a percentage of net sales increased to 79.7% in fiscal 1996 from 74.7% in fiscal 1995. The increased cost of sales as a percentage of sales and lower gross margins in fiscal 1996 was primarily due to provisions for excess and obsolete inventory of approximately $8.8 million recorded in fiscal 1996, compared to $1.0 million in fiscal 1995, unabsorbed manufacturing overhead expenses because of lower production volume, rework expenses and costs related to the start up of SPECTRUM II production. The additional inventory reserves were necessary as a result of the changes in the Company's product line focus with the introduction of the SPECTRUM II product line, as well as changes in customer requirements. Also, an additional reserve of $1.0 million was recorded in the third quarter of fiscal 1996 to cover the final resolution of E-Plus remaining open issues as a result of delays in the shipment of the SPECTRUM II products at the start of the year. Competitive price pressures on major contracts also continued to contribute to the lower gross margins. See "Risk Factors -- Fluctuations in Quarterly Operating Results" and
Note 9 to Consolidated Financial Statements.

    RESEARCH AND DEVELOPMENT EXPENSES: Research and development expenses decreased by $0.3 million, from $11.4 million in fiscal year 1995 to $11.1 million in fiscal year 1996. As a percentage of net sales, research and development expenses were 7.4% for both fiscal years 1996 and 1995.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses increased to $27.4 million in fiscal 1996 from $24.8 million in fiscal 1995. As a percentage of net sales, selling, general and administrative expenses were 18.2% in 1996, as compared with 16.1% in fiscal 1995. The increase in expense was principally due to the continued expansion of customer service and support in Asia Pacific and the Americas, new marketing and advertising programs, as well as increases in other administrative expenses.

    INTEREST AND OTHER INCOME (EXPENSE), NET: Interest and other income (expense), net of interest expense for fiscal 1996 was $0.1 million of income compared to $0.5 million expense in fiscal 1995. Interest expense in fiscal 1996 was $1.9 million compared to $0.5 million in fiscal 1995. The increase in interest expense was attributable to the higher principal balances outstanding on the line of credit and note payable for the first half of fiscal 1996. The higher interest expense was offset by the gain on sale of investment of $0.7 million, interest income on the income tax refunds of $0.4 million, foreign exchange gains of $0.5 million and royalty income of $0.3 million. The favorable exchange gains were attributable to receivables denominated in foreign currencies.

    PROVISION (CREDIT) FOR INCOME TAXES: The Company booked a tax benefit of $2.0 million in fiscal 1996 compared to a $0.2 million tax provision in fiscal 1995. The tax benefit was recorded after the completion of an IRS audit of the fiscal years ended March 31, 1990 through 1994 and the receipt of tax refunds resulting from a favorable IRS letter ruling. The ruling allowed the Company a 10 year carryback from net operating losses incurred in fiscal 1995 and allowed the Company to obtain federal tax refunds. Substantially all of these refunds had not been previously recorded for financial statement purposes as their realization was uncertain. See Note 5 of Notes to Consolidated Financial Statements.

YEAR ENDED MARCH 31, 1995 COMPARED TO YEAR ENDED MARCH 31, 1994

    NET SALES: Net sales increased 32.4% to $153.7 million in fiscal year 1995 from $116.0 million in fiscal year 1994. The Company reported increased sales in fiscal 1995 in Europe and the Americas of 45% and 41% respectively, compared to the prior fiscal year. These increases were partly offset by a decline of 7% in sales in Asia Pacific. International sales for fiscal years 1995 and 1994 were 87% and 91% of net sales, respectively.

    COST OF SALES: Cost of sales as a percentage of net sales increased to 74.7% in fiscal 1995 from 68.0% in fiscal 1994. The increased cost of sales as a percentage of sales and lower gross margins in fiscal 1995 were primarily due to delays in shipments of SPECTRUM II radios under the E-Plus contract. Under this contract, the Company was required to ship M Series and SPECTRUM I products ("interim equipment") pending final acceptance of the SPECTRUM II product. As of March 31, 1995, the Company had recognized $12.9 million of revenue with nominal margins on shipments of interim equipment that had been accepted by E-Plus. Inasmuch as future shipments of interim equipment were subject to substantial discounts, which were expected to result in losses on these shipments, the Company recorded significant reserves in the fourth quarter of fiscal 1995 related to such discounts, based on the estimated acceptance schedule, and other contract related costs. Competitive price pressures on major contracts also contributed to the lower gross margins.

    RESEARCH AND DEVELOPMENT EXPENSES: Research and development expenses increased by $2.1 million, from $9.3 million in fiscal year 1994 to $11.4 million in fiscal year 1995. The increase in expenses was attributable to the increased development efforts on the second generation SPECTRUM II products. As a percentage of net sales, research and development expenses in fiscal year 1995 were 7.4% compared to 8.0% in fiscal 1994. The decrease in research and development as a percentage of net sales was due to higher sales in fiscal 1995 compared to fiscal 1994.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses increased to $24.8 million in fiscal 1995 from $23.3 million in fiscal 1994. The increase in expenses was principally due to the expansion of customer service and support in Asia Pacific and the Americas. As a percentage of net sales, selling, general and administrative expenses were 16.1% in 1995, as compared with 20.1% in fiscal 1994. The decrease in selling, general and administrative expenses as a percentage of net sales was attributable to the higher sales volume in fiscal 1995.

    In fiscal 1994, the Company recorded a non-recurring charge of $27.0 million of costs related to the settlement of certain stockholders' class action lawsuits of $20.0 million and costs associated with the liquidation of a 45% interest in the joint venture, DMC Telecom (Malaysia) Sdn. Bhd., of $7.0 million. See Notes 7 and 8 of Notes to Consolidated Financial Statements.

    INTEREST AND OTHER INCOME (EXPENSE), NET: Interest and other income (expense), net for fiscal 1995 was nominal compared to $1.7 million of other income in fiscal 1994, which included a $1.1 million gain on the sale of the Company's W-band product line and a $0.4 million gain on the sale of the Company's interest in a joint venture with Optical Microwave Network, Inc.
(OMNI).

    PROVISION (CREDIT) FOR INCOME TAXES: The Company recorded an income tax provision in fiscal 1995 at an effective tax rate of 10% which was less than the statutory rate due to the realization of certain temporary differences.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited quarterly financial information for each of the Company's last seven quarters. The data has been prepared on a basis consistent with the Company's audited consolidated financial statements included elsewhere in this Prospectus and include all necessary adjustments, consisting only of normal recurring accruals that management considers necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                              QUARTER ENDED
                                               ----------------------------------------------------------------------------
                                               JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                                 1995       1995        1995       1996       1996       1996        1996
                                               --------   ---------   --------   --------   --------   ---------   --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales....................................  $39,693     $41,792    $32,698    $36,236    $36,807     $41,525    $47,760
Cost of Sales................................   29,708      31,544     32,329     26,337     24,902      27,783     31,862
                                               --------   ---------   --------   --------   --------   ---------   --------
  Gross Profit...............................    9,985      10,248        369      9,899     11,905      13,742     15,898
                                               --------   ---------   --------   --------   --------   ---------   --------
Operating Expenses
  Research and development...................    2,952       2,884      2,731      2,541      2,461       2,467      2,505
  Selling, general and administrative........    6,473       6,870      6,936      7,137      7,927       8,702      9,076
                                               --------   ---------   --------   --------   --------   ---------   --------
    Total operating expenses.................    9,425       9,754      9,667      9,678     10,388      11,169     11,581
                                               --------   ---------   --------   --------   --------   ---------   --------
    Income (loss) from operations............      560         494     (9,298)       221      1,517       2,573      4,317
Other income expense
  Interest and other income (expense), net...      380         376        853        366         13          83        305
  Interest (expense).........................     (671)       (570)      (287)      (332)      (282)       (299)      (263)
                                               --------   ---------   --------   --------   --------   ---------   --------
Income (loss) before provision for
  income taxes...............................      269         300     (8,732)       255      1,248       2,357      4,359
Provision (credit) for income taxes..........       27          30     (2,010)        --        125         235        436
                                               --------   ---------   --------   --------   --------   ---------   --------
Net income (loss)............................  $   242     $   270    $(6,722)   $   255    $ 1,123     $ 2,122    $ 3,923
                                               --------   ---------   --------   --------   --------   ---------   --------
                                               --------   ---------   --------   --------   --------   ---------   --------
Net income (loss) per share..................  $  0.02     $  0.02    $ (0.43)   $  0.02    $  0.07     $  0.13    $  0.23
                                               --------   ---------   --------   --------   --------   ---------   --------
                                               --------   ---------   --------   --------   --------   ---------   --------
Weighted average number of common and common
  equivalent shares outstanding..............   13,823      14,784     15,772     15,952     16,242      16,611     17,060
                                               --------   ---------   --------   --------   --------   ---------   --------
                                               --------   ---------   --------   --------   --------   ---------   --------

    Net sales during the quarters ended June 30, 1996, September 30, 1996 and December 31, 1996 were $36.8 million, $41.5 million and $47.8 million, respectively. The 12.8% increase in net sales from the quarter ended June 30, 1996 to the quarter ended September 30, 1996, and the 15.0% increase in net sales from the quarter ended September 30, 1996 to the quarter ended December 31, 1996, were due to higher sales in all regions, especially with respect to the Company's SPECTRUM II product line. Despite these recent increases in the Company's quarterly net sales, there can be no assurance that the Company will experience similar increases, if at all, over future quarters.

    The Company's quarterly operating results vary significantly depending on several factors, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the Company's quarterly results of operations can vary due to the volume and timing of product orders received and delivered during the quarter, the ability of the Company and its key suppliers to respond to changes made by customers in their orders, and the timing of new product introductions by the Company and its competitors. The Company's quarterly operating results may also vary significantly depending on other factors, including the mix of products sold; the cost and availability of components and subsystems; relative prices of the Company's products; adoption of new technologies and industry standards; competition; fluctuations in foreign currency exchange rates; regulatory developments; and general economic conditions. In addition, wireless infrastructure suppliers are experiencing, and are likely to continue to experience, intense price pressure, which has resulted, and is expected to continue to result, in downward pricing pressure on the Company's products. As a result, the Company has experienced, and expects to continue to experience, declining average sales prices for its products. The Company's ability to maintain its gross profit margins depends upon its ability to continue to improve manufacturing efficiencies, lower material costs of products and to continue to introduce new products and product enhancements. Any inability of the Company to respond to increased price competition would have a material adverse effect on the Company's business, financial condition and results of operations. Since the Company's customers frequently negotiate supply arrangements far in advance of delivery dates, the Company often must commit to price reductions for its products before it is aware of how, or if, such cost reductions can be obtained. As a result, such current or future price reduction commitments could have, and any inability of the Company to respond to increased price competition would have, a material adverse effect on the Company's business, financial condition and results of operations.

                                                                              QUARTER ENDED
                                               ----------------------------------------------------------------------------
                                               JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                                 1995       1995        1995       1996       1996       1996        1996
                                               --------   ---------   --------   --------   --------   ---------   --------
                                                                      (AS A PERCENTAGE OF NET SALES)
Net Sales....................................    100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%
Cost of Sales................................     74.8        75.5       98.9       72.7       67.7        66.9       66.7
                                               --------   ---------   --------   --------   --------   ---------   --------
  Gross Profit...............................     25.2        24.5        1.1       27.3       32.3        33.1       33.3
                                               --------   ---------   --------   --------   --------   ---------   --------
Operating Expenses
  Research and development...................      7.5         6.9        8.3        7.0        6.7         5.9        5.3
  Selling, general and administrative........     16.3        16.4       21.2       19.7       21.5        21.0       19.0
                                               --------   ---------   --------   --------   --------   ---------   --------
    Total operating expenses.................     23.8        23.3       29.5       26.7       28.2        26.9       24.3
                                               --------   ---------   --------   --------   --------   ---------   --------
    Income (loss) from operations............      1.4         1.2      (28.4)       0.6        4.1         6.2        9.0
Other income (expense)
  Interest and other income (expense), net...      1.0         0.9        2.6        1.0         --         0.2        0.7
  Interest (expense).........................     (1.7)       (1.4)      (0.9)      (0.9)      (0.7)       (0.7)      (0.6)
                                               --------   ---------   --------   --------   --------   ---------   --------
Income (loss) before provision for
  income taxes...............................      0.7         0.7      (26.7)       0.7        3.4         5.7        9.1
Provision (credit) for income taxes..........      0.1         0.1       (6.1)        --        0.3         0.6        0.9
                                               --------   ---------   --------   --------   --------   ---------   --------
Net income (loss)............................      0.6%        0.6%     (20.6)%      0.7%       3.1%        5.1%       8.2%
                                               --------   ---------   --------   --------   --------   ---------   --------
                                               --------   ---------   --------   --------   --------   ---------   --------

LIQUIDITY AND CAPITAL RESOURCES

    Net cash provided by operating activities in the first nine months of fiscal 1997 was $6.8 million, compared to net cash provided by operating activities of $1.6 million in the similar period of fiscal 1996. The increase in net cash provided by operating entities was primarily due to increases in customer advances and improved accounts receivable collections. Total assets at December 31, 1996 increased by $11.3 million to $107.1 million from $95.8 million at March 31, 1996, principally due to increases in inventory and accounts receivable. Inventories increased primarily to support a higher volume of net sales, and due to an increase in finished goods shipped to customers for which net sales have been deferred pending installation. The increase in accounts receivable was primarily due to the higher net sales of $47.8 million, in the third quarter of fiscal 1997 compared to $36.2 million in the fourth quarter of fiscal 1996.

    Total liabilities at December 31, 1996 of $47.7 million were $1.6 million higher than the $46.1 million in total liabilities at March 31, 1996. The increase was primarily due to the increase in other accrued liabilities for payments received in advance from customers. This increase was offset by payment in full of the note payable and a reduction in the balance outstanding under the line of credit.

    At December 31, 1996, the Company's principal sources of liquidity consisted of $6.5 million in cash and cash equivalents and a revolving bank credit facility that expires in June 1997. At December 31, 1996, $2.0 million was outstanding under the credit facility with $17.0 million remaining available at such time.

    The Company's line of credit requires the Company to meet certain financial covenants, including minimum tangible net worth and profitability requirements. As of December 31, 1996, the Company was in compliance with the covenants.

    The Company believes that the liquidity provided by existing cash balances, anticipated future cash flows from operations, and the Company's existing borrowing arrangements will be sufficient to meet both working capital and capital expenditure requirements for the remainder of fiscal 1997.

                                    BUSINESS

    THE FOLLOWING BUSINESS SECTION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS.

INTRODUCTION

    DMC designs, manufactures and markets advanced wireless solutions for worldwide telephone network interconnection and access. The Company provides its customers with a broad product line, which contains products that operate using a variety of transmission frequencies, ranging from 2 GHz to 38 GHz, and a variety of transmission capacities, typically ranging from T-1 (1.5 Megabits per second) to DS-3 (45 Megabits per second). The Company's broad product line allows it to market and sell its products to service providers in many locations worldwide with varying interconnection and access requirements. The Company designs its products to meet the requirements of mobile communications networks and fixed access networks worldwide. The Company's products typically enable its customers to deploy and expand their wireless infrastructure and market their services rapidly to subscribers, so that service providers can realize a return on their investments in frequency allocation licenses and network equipment.

    The Company believes that it is well-positioned to address worldwide market opportunities for wireless infrastructure suppliers. For example, there are substantial telecommunications infrastructures being built for the first time in many Asian countries; infrastructures are being expanded in Europe; and PCS interconnect networks are being constructed in the United States. The Company believes that maintaining close proximity to its customers provides it with a competitive advantage in securing orders for its products and in servicing its customers. Local offices enable the Company to understand the local issues and requirements of its customers and to address its customers' individual geographic, regulatory, and infrastructure requirements. As a result, the Company has developed a global sales, service and support organization, with offices in North America, South America, Europe, the Middle East and Asia. With its 16 sales or support offices in 12 countries, the Company can respond quickly to its customers' needs and provide prompt on-site technical support.

    The Company has sold approximately 70,000 radios, which have been installed in over 60 countries. The Company markets its products to service providers directly, as well as indirectly through its relationships with OEM base station suppliers, such as Motorola, Inc., Siemens AG, and L.M. Ericsson. Between December 31, 1995 and December 31, 1996, the Company sold its products to service providers, including Beijing Telecom, Heibei Unicom, Pilipino Telephone Corp., Sterling Cellular, and SMART Communications, Inc. in the Asia/Pacific region; Panafon SA, E-Plus Mobilfunk GmbH, Comviq GSM AB, Jordan Mobile Telephone Services, and IONICA in Europe and the Middle East; and BellSouth PCS, Pacific Bell Mobile Services, Avantel S.A. and Rogers Network Services in the Americas.

INDUSTRY BACKGROUND

    In recent years, there has been increased worldwide demand for high performance mobile voice telephony, high speed data communications, fixed and mobile cellular communications, video broadcast services and paging services. This demand continues to increase due to: (i) changes in the regulatory environment in many countries; (ii) the rapid establishment of telecommunications infrastructures in many developing countries; (iii) technological advances, particularly in the wireless telecommunications market; and (iv) the deployment of private communications networks. Given their relatively low cost and ease of deployment, wireless solutions are attractive to new service providers establishing competing telecommunications services in developed countries and to telecommunications service providers in developing countries seeking to rapidly increase the availability and quality of telecommunications services. The upgrade and expansion of existing networks and the deployment of new networks, such as those for PCS, are expected to continue to offer growth opportunities for wireless infrastructure suppliers. Wireless infrastructure suppliers address the requirements of both mobile communications networks and fixed access networks.

    Cellular telephone and other wireless services have grown rapidly over the past several years due to deregulation, increased competition, technological advances, and increasing consumer demand for connectivity to telecommunications services. According to the Office of Telecommunications of the United States Department of Commerce, from December 1993 to December 1995, the number of cellular subscribers worldwide increased from 33.4 million to 86.6 million. A 1996 report published by the Personal Communications Industry Association ("PCIA") estimates that there will be approximately 310.8 million cellular and PCS subscribers worldwide by 2000. The following diagram illustrates the general structure of mobile communications networks and the possible interconnection applications for microwave radios within such networks:

                                [CHART]

    The demand for fixed access networks also continues to increase for many of the same reasons, including the privatization of public telephone operators, deregulation and the emergence of new applications, such as wireless local loop, wireless data transport and alternative local telephone facilities access.

The following diagram illustrates the general structure of fixed access networks and the possible interconnection applications for microwave radios within such networks:

                                [CHART]

    Wireless networks are constructed using microwave radios and other equipment to connect cell sites, switching systems, other wireline transmission systems and other fixed facilities. Wireless networks range in size from a single transmission link connecting two buildings to complex networks comprised of thousands of wireless connections. The architecture of a network is influenced by several factors, including the available radio frequency spectrum, coordination of frequencies with existing infrastructure, application requirements, environmental factors and local geography. Regulatory authorities in different jurisdictions allocate different portions of the radio frequency spectrum for various telecommunications services. In addition, most individual networks require radio links which operate at several frequencies and the transmission of voice and data typically requires different transmission capacities. Moreover, networks in different locations are constructed using different combinations of frequencies and with different transmission capacities. No one transmission frequency or transmission capacity predominates in the global market.

    In the case of mobile communications networks, such as PCS, service providers typically invest significant funds to obtain licenses for allocations of the authorized radio frequency spectrum and are required to provide services within a specified time period to retain their licenses. For example, in the United States, service providers have spent over $17 billion to obtain A, B and C block licenses for allocations of radio frequency spectrum. In addition, service providers expend substantial funds to purchase equipment and construct their networks. Therefore, service providers must put their networks into service quickly to realize a return on their investment and retain their licenses.

    Whether expanding existing networks or deploying new networks, service providers must choose between constructing such networks using traditional wireline infrastructure or wireless infrastructure. Traditional wireline connectivity solutions typically require significant installation periods and may be relatively expensive to install. In developed countries where wireline infrastructure is in place, new service providers may have the option to lease networks from traditional service providers, but in many instances choose not to do so because leasing arrangements must be entered into with their competitors, may be comparatively expensive and do not allow control over the network. In developing countries, many service providers are initially installing wireless networks because such networks are generally faster to install and may be less expensive than traditional wireline networks. As a result, many service providers are deploying wireless networks as an alternative to the construction or leasing of traditional wireline networks.

THE DMC SOLUTION

    DMC designs, manufactures and markets advanced, wireless solutions for worldwide telephone network interconnection and access. The Company provides its customers with a broad product line, which contains products that operate using a variety of transmission frequencies, ranging from 2 GHz to 38 GHz, and a variety of transmission capacities, typically ranging from T-1 (1.5 Megabits per second) to DS-3 (45 Megabits per second), carrying voice, data and video signals. The Company's broad product line allows it to market and sell its products to service providers in many locations worldwide with varying interconnection and access requirements. The Company has sold approximately 70,000 radios, which have been installed in over 60 countries. During the last two years, the Company has sold its products and provided services to over 300 customers.

    The Company has established offices worldwide, with locations in North America, South America, Europe, the Middle East and Asia. These offices enable the Company to understand the local issues and requirements of its customers and to address its customers' individual geographic, regulatory and infrastructure requirements. In addition, its global sales, service and support organization allows the Company to respond quickly to its customers' needs and to provide prompt on-site technical support.

    The Company believes that the use of standard design platforms for both hardware and software components in the development of its products enables the Company to more rapidly introduce and commercially ship new products and product enhancements to address changing market demands. For example, during the last eighteen months, the SPECTRUM II product line has expanded from 23 and 38 GHz to include 13, 15, 18 and 26 GHz due to the use of standard design platforms and software configurable features. In addition, the Company has announced that it will begin commercial shipments of SPECTRUM II products using 7/8 GHz. The use of standard design platforms also enables the Company to manufacture its products in a more cost-effective manner. The software features of the SPECTRUM II product line provide the Company's customers with a greater degree of flexibility in installing, operating and maintaining their networks.

    The Company certifies its products to comply with various standards, such as European Telecom Standards Institute ("ETSI") and International Telecommunications Union ("ITU") regulations, which allow the Company to market and sell its products in Europe and other locations worldwide. In addition, the Company's manufacturing facility in San Jose, California is certified to International Standards Organization ("ISO") 9001, a recognized international quality standard.

STRATEGY

    The Company's strategy is to build on the strength of its current products, which offer point-to-point solutions, and its strong customer sales, service and support organization to become a leading worldwide supplier of wireless network connectivity solutions. Key elements of the Company's strategy include the following:

    MAINTAIN BROAD PRODUCT LINE. The Company anticipates that the requirements of its customers will continue to evolve as the telecommunications services market changes and expands. In this regard, since the Company's customers often do not know the exact frequency band and capacity needs of their networks at the time they are awarded franchises, the Company's broad product line provides them with the flexibility to respond to individual market needs, and to coordinate frequencies with existing infrastructure and other significant variables. The Company believes that the use of standard design platforms for both hardware and software components in its products enables the Company to quickly introduce and commercially ship new products and product enhancements to address changing market demands. The

Company intends to continue to expand its product line in response to the varying worldwide requirements of wireless networks.

    PURSUE WORLDWIDE MARKET OPPORTUNITIES. The Company believes that the deployment of new wireless telecommunications networks and the upgrade and expansion of existing networks provide it with many global market opportunities. In many emerging markets in Asia, substantial telecommunications networks are being built for the first time; in Europe, infrastructures are being expanded; and in the United States, PCS interconnect networks are being constructed. The Company intends to continue to pursue global market opportunities through its established worldwide sales, service and support organization, as well as through its relationships with OEM base station suppliers.

    ENHANCE GLOBAL SALES, SERVICE AND SUPPORT ORGANIZATION. The Company believes that maintaining close proximity to its customers provides it with a competitive advantage in securing orders and in servicing its customers. Local offices provide the Company with a better understanding of its customers' needs and enable the Company to respond to local issues and unique local requirements. As a result, the Company has developed a global sales, service and support organization, with offices in North America, South America, Europe, the Middle East and Asia. The Company intends to continue to provide its customers with direct sales, service and support from local offices.

    LEVERAGE DISTRIBUTION CHANNELS. The Company markets its products to service providers directly, as well as indirectly through its relationships with OEM base station suppliers, such as Motorola, Inc., Siemens AG, and L.M. Ericsson. The Company also markets its products through independent agents and distributors in certain countries. The Company intends to leverage upon such relationships, and its direct worldwide presence with service providers, to expand its customer base and enhance its global presence.

    CONTINUE OPERATING EFFICIENCY IMPROVEMENTS. During 1996, the Company instituted a formal process improvement program, entitled Operation NewWave, designed to improve manufacturing operations, product development, and asset utilization. The resulting improvements have contributed to lower operating costs. For example, the Company has implemented a continuous flow manufacturing system that triggers material requests and sets the level of work-in-process inventories, resulting in reduced cycle times, shortened time-to-market, and lower work-in-process inventories. The Company is also improving its inventory management through better coordination with its suppliers. The Company is designing products through the use of standard design platforms with manufacturability in mind. The Company intends to continue to pursue operating and manufacturing efficiencies.

    FOCUS ON BUSINESS EXPANSION INTO EMERGING APPLICATIONS. The Company believes that it can leverage its core technical competencies and its global sales, service and support organization to enter into emerging applications, including wireless local loop, wireless data transport and alternative local telephone facilities access. The Company intends to migrate and expand its product line from a full point-to-point product line to offer multipoint distribution products with a broader range of traffic handling capacities to meet emerging market demands.

PRODUCTS

    The Company's principal product families include the SPECTRUM II, M Series, QUANTUM, and DMC Net. Each product family has characteristics designed to meet the needs of specific markets or applications and are described further below.

    EXISTING PRODUCTS

    As the following table illustrates, the Company has products that operate at commonly used frequencies worldwide:

                                 [CHART]

    SPECTRUM II. The SPECTRUM II product line is the latest generation of products offered by the Company and supercedes the M Series product line. The SPECTRUM II product line is smaller in size, less expensive and easier to install than the M Series product line. In addition, significantly more functionality is available in the SPECTRUM II product line because of its enhanced software configurability which provides the Company's customers with greater flexibility and control. The SPECTRUM II family consists of products that operate at 13, 15, 18, 23, 26 and 38 GHz. In addition, the Company has announced that it will begin commercial shipments of SPECTRUM II products operating at 7/8 GHz.

    M SERIES. The M Series product line was the principal product family of the Company until the second quarter of fiscal 1996 when the Company began commercial shipment of the SPECTRUM II product line. As of December 31, 1996, the Company has sold over 30,000 units in the M Series product line. The M Series was the first commercialized microwave radio to incorporate multiplexing of up to 16XE1 or 16XDS-l signals, eliminating the need for standalone multiplexing equipment to perform the same functions. The M Series product line covers 7, 10, 13, 15, 18 and 23 GHz applications.

    QUANTUM. The QUANTUM product line complements the SPECTRUM II and M Series products and is used in conjunction with these products. The QUANTUM product line is used in trunking applications within a network. The QUANTUM product line features lower transmission frequencies (2 to 15 GHz) and higher transmission capacities (up to 68 Megabits per second) than the SPECTRUM II and M Series product lines.

    DMC NET. DMC Net is a sophisticated network monitoring and control system that is designed to facilitate remote operation and maintenance of microwave radio networks. DMC Net contains a Unix-based software system that is capable of monitoring up to several thousand radios on a network, as well as certain base station functions. DMC Net is currently in use in networks ranging in size from small regional systems containing a few microwave radio links to large nationwide systems containing several thousand microwave radio links. Centralized management and control allows early warning of fault conditions and rapid diagnosis of problems, which help to reduce down time and lower the cost of maintenance.

    NEW PRODUCT DEVELOPMENT

    The Company intends to continue to focus significant resources on product development to maintain its competitiveness and to support its entry into new wireless opportunities, including those in wireless local loop, wireless data transport and alternative local telephone facilities access. Programs currently in progress, if successfully completed, could result in new products which are both point-to-point and point-to-multipoint and could have the capability to handle greater amounts of voice and data traffic at increased cost-effectiveness.

    There can be no assurance that the Company will be successful in developing and marketing any of the products currently being developed, that the Company will not experience difficulties that could further delay or prevent the successful development, introduction and sale of future products, or that these products will adequately meet the requirements of the marketplace and achieve market acceptance. See "Risk Factors -- Importance of New Products; Rapid Technological Change; -- Markets for the Company's Products are Highly Competitive."

CUSTOMERS

    The Company markets its products to customers in the telecommunications industry worldwide. The Company's customers include service providers, which incorporate the Company's products into their telecommunications networks to deliver services directly to consumers, and OEMs, which provide and install integrated systems to service providers. The following is a representative list of customers to which the Company has shipped its products for the period from December 31, 1995 to December 31, 1996:

                                [CHART]

    During the last two years, the Company has sold its products or provided services to over 300 customers. During any given quarter, a small number of customers account for a significant portion of the Company's net sales. In certain circumstances, the Company sells its products to service providers through OEMs, which provide the service providers with access to financing and the Company, in some instances, with protection from fluctuations in foreign currency exchange rates. During fiscal 1996 and the nine months ended December 31, 1996, Siemens AG accounted for 22% and 14%, respectively, of the Company's net sales. At December 31, 1996, three customers each accounted for approximately 11% of the Company's $85 million backlog. While management considers the Company's relationships with each of its major customers to be good, there can be no assurance that the Company's current customers will continue to place orders with the Company, that orders by existing customers will continue to be at levels of previous periods, or that the Company will be able to obtain orders from new customers. The Company's customers typically are not contractually obligated to purchase any quantity of products in a particular period and product sales to major customers have varied widely from period to period. The loss of any existing customer, a significant reduction in the level of sales to any existing customer, or the failure of the Company to gain additional customers could have a material adverse effect on the Company's business, financial condition and results of operations.

SALES, MARKETING AND SERVICE

    The Company believes that a direct and continuing relationship with service providers is a competitive advantage in attracting new customers and satisfying existing ones. As a result, the Company offers its products and services principally through its own sales, service and support organization, which allows the Company to closely monitor the needs of its customers. The Company has offices in the United States, Canada, the United Kingdom, Germany, Jordan, Mexico, Colombia, India, China, Singapore, and the Philippines. The Company's local offices provide it with a better understanding of its customers' needs and enable the Company to respond to local issues and unique local requirements. The Company has informal relationships with OEM base station suppliers. Such relationships increase the Company's ability to pursue the limited number of major contract awards each year. In addition, such relationships provide the Company's customers with easier access to financing and to integrated system providers with a variety of equipment and service capabilities. There can be no assurance that the Company will continue to be able to maintain and develop such relationships or, if such relationships are developed, they will be successful. In selected countries, the Company also markets its products through independent agents and distributors.

    The Company considers its ability to create and maintain long-term customer relationships, an important component of its overall strategy in each of its markets. As of December 31, 1996, the Company employed approximately 230 people in its sales, service and support organization, approximately 65% of whom primarily support sales outside the United States. Sales personnel are highly trained to provide the customer with assistance in selecting and configuring a digital microwave system suitable for the customer's particular needs. The Company's customer service and support personnel provide customers with training, installation, service and maintenance of the Company's systems under contract. The Company generally offers a standard two-year warranty for all customers. The Company provides warranty and post-warranty services from its San Jose, California manufacturing location and its full-service centers in the United Kingdom and the Philippines.

RESEARCH AND DEVELOPMENT

    The Company believes that its ability to enhance its current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements is essential to the Company's continued success. Accordingly, the Company allocates, and intends to continue to allocate, a significant portion of its resources to research and development efforts. During fiscal 1995, fiscal 1996 and the nine months ended December 31, 1996, the Company invested $11.4 million, $11.1 million, and $7.4 million, respectively, or approximately 7.4%, 7.4%, and 5.9% of net sales, respectively, on research and development. While research and development has decreased as a percentage of net sales, the Company believes the efficiency of its efforts improved as a result of Operation NewWave, the Company's formal process improvement program, which, among other things, focused development efforts.

    The market for the Company's products is characterized by rapidly changing technologies and evolving industry standards. Accordingly, the Company's future performance depends on a number of factors, including its ability to identify emerging technological trends in its target markets, to develop and to maintain competitive products, to enhance its products by adding innovative features that differentiate its products from those of its competitors and to manufacture and to bring products to market quickly at cost-effective prices. The Company believes that to remain competitive in the future it will need to continue to develop new products, which will require the investment of significant financial resources in product development. There can be no assurance, however, that the Company will successfully complete the development of any future products, that such products will achieve market acceptance or that such products will be capable of being manufactured at competitive prices in sufficient volumes. In the event that such products are not developed in a timely manner, do not gain market acceptance or are not manufacturable at competitive prices, the Company's business, financial condition and results of operations could be materially adversely affected.

MANUFACTURING AND SUPPLIERS

    The Company's manufacturing operations consist primarily of final assembly, test and quality control of materials and components. The manufacturing process, performed at the Company's San Jose, California facility, consists primarily of materials management, extensive unit and environmental testing of components and subassemblies at each stage of the manufacturing process, final assembly of the terminals, and prior to shipment, quality assurance testing and inspection of all products. The Company's manufacturing operation in San Jose, California is certified to ISO 9001, a recognized international quality standard.

    During 1996, the Company instituted a formal process improvement program, entitled Operation NewWave, designed in part to improve manufacturing operations. In connection with Operation NewWave, the Company has implemented a continuous flow manufacturing system that triggers material requests and sets the level of work-in-process inventories, resulting in reduced cycle times, shortened time-to-market, and lower work-in-process inventories. The Company is also improving its inventory management through better coordination with its suppliers.

    The Company's manufacturing operations are highly dependent upon the timely delivery of materials and components by outside suppliers. The Company uses local and offshore subcontractors to assemble major components and subassemblies used in its microwave products. Certain microwave integrated circuit subassemblies which are used in all of the Company's microwave radio products are supplied by a limited number of vendors. The Company believes that most materials and components are, and will continue to be, available from existing or alternative suppliers. The inability of the Company to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to manufacture and deliver its products. There can be no assurance that the Company will not experience component delays or other supply problems.

    From time to time, the Company has experienced delays and other supply problems with vendors, but such delays and other problems have not had a significant impact on the Company's results of operations. To reduce any future problems associated with delays, the Company has contracted for component and subassembly parts from additional sources. The Company and key suppliers maintain a high level of communication at all levels of their respective management to ensure that production requirements and constraints are taken into account in each of their respective production plans.

BACKLOG

    The Company's backlog at December 31, 1996 was $85 million, as compared with $74 million at December 31, 1995. The Company includes in backlog only orders scheduled for delivery within 12 months. Product orders in the Company's current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable measure of sales for any future period.

COMPETITION

    The microwave interconnection and access business is a specialized segment of the wireless telecommunications industry and is extremely competitive. The Company expects such competition to increase in the future. Several established and emerging companies offer a variety of microwave, fiber optic, and other connectivity products for applications similar to those of the Company's products. Many of the Company's competitors have more extensive engineering, manufacturing and marketing capabilities and substantially greater financial, technical and personnel resources than the Company. In addition, many of the Company's competitors have greater name recognition, a larger installed base of products and longer-standing customer relationships. The Company considers its primary competitors to be L.M. Ericsson, Siemens AG, California Microwave, Inc., P-COM, Inc., and the Farinon Division of Harris Corporation. In addition, other existing competitors include Alcatel, Nokia, SIAE, NEC, and NERA. Both L.M. Ericsson and Siemens AG have product lines that compete with those of the Company, and are also OEMs through which the Company markets and sells its products. Some of the Company's largest customers could develop the capability to manufacture products similar to those manufactured by the Company. Existing and potential competition in the industry has resulted in, and will continue to result in, significant price competition. The Company believes that competition in its markets is based primarily on customer service and support, breadth of product line, price, performance, rapid delivery, and reliability. The Company's future success will depend upon its ability to address the increasingly sophisticated needs of its customers by enhancing its current products, by developing and introducing new products in a timely manner that keep pace with technological developments and emerging wireless telecommunications services, and by providing such products at competitive prices. There can be no assurance that the Company will have the financial resources, technical expertise, or marketing, sales, distribution, and customer service and support capabilities to compete successfully.

GOVERNMENT REGULATION

    Radio communications are subject to regulation by United States and foreign laws and international treaties. The Company's equipment must conform to international requirements established to avoid interference among users of microwave frequencies and to permit interconnection of telecommunication equipment. The Company has complied with such rules and regulations with respect to its existing products. Any delays in compliance with respect to future products could delay the introduction of such products. In addition, radio transmission is subject to regulation by foreign laws and international treaties. Equipment to support these services can be marketed only if permitted by suitable frequency allocations and regulations.

    Radio transmission in the United States is controlled by federal regulation, and all microwave radio links installed in the United States, except for those utilizing certain frequencies operating under the United States Federal Communications Commission ("FCC") Part 15 rules, must be licensed by the FCC. Since microwave radios all share the same transmission medium, the FCC requires that every prospective microwave radio licensee assure that it will not interfere with the operation of any existing system. This requirement, known as frequency coordination, must be satisfied before permission for operation will be granted by the FCC.

INTELLECTUAL PROPERTY

    The Company's ability to compete will depend, in part, on its ability to obtain and enforce intellectual property protection for its technology in the United States and internationally. The Company relies upon a combination of trade secrets, trademarks, copyrights and contractual rights to protect its intellectual property. The Company does not have any patents covering its products. The Company enters into confidentiality and invention assignment agreements with its employees, and enters into non-disclosure agreements with its suppliers and appropriate customers so as to limit access to and disclosure of its proprietary information. There can be no assurance that any steps taken by the Company will be adequate to deter misappropriation or impede independent third party development of similar technologies. In the event that such intellectual property arrangements are insufficient, the Company's business, financial condition and results of operations could be materially adversely affected. Moreover, there can be no assurance that the protection provided to the Company's intellectual property by the laws and courts of foreign nations will be substantially similar to the remedies available under United States law or that third parties will not assert infringement claims against the Company.

    While the Company's ability to compete may be affected by its ability to protect its intellectual property, the Company believes that, because of the rapid pace of technological change in the wireless telecommunications industry, its innovative skills, technical expertise and ability to introduce new products on a timely basis will be more important in maintaining its competitive position than protection of its intellectual property. Trade secret, trademark and copyright protections are important but must be supported by other factors such as the expanding knowledge, ability and experience of the Company's personnel, new product introductions and product enhancements. Although the Company continues to implement protective measures and intends to defend vigorously its intellectual property rights, there can be no assurance that these measures will be successful.

    The wireless telecommunications industry is characterized by numerous allegations of patent infringement among competitors and considerable related litigation. Accordingly, the Company may in the future be notified that it is infringing certain patent or other intellectual property rights of others. Although there are no such pending lawsuits against the Company or unresolved notices that the Company is infringing upon intellectual property rights of others, there can be no assurance that litigation or infringement claims will not occur in the future. Such litigation or claims could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. The wireless telecommunications industry is subject to frequent litigation regarding patent and other intellectual property rights. Certain companies and organizations in the wireless telecommunications industry have patents that protect their intellectual property rights in these areas. In the event of an adverse result of any such litigation, the Company could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology which is the subject of the litigation. There can be no assurance that the Company would be successful in such development or that any such license would be available on commercially reasonable terms.

EMPLOYEES

    As of December 31, 1996, the Company employed 629 full-time and temporary employees. None of the Company's employees is represented by a collective bargaining agreement. The Company's future performance will depend in large measure on its ability to attract and retain highly skilled employees. The Company has never experienced a work stoppage and believes its relationship with its employees to be good.

PROPERTIES

    The Company's corporate offices and principal research, development and manufacturing facilities are located in San Jose, California in four leased buildings aggregating approximately 170,000 square feet. The Company owns 20,000 square feet of space in East Kilbride, Scotland, 1,500 square feet of which has been sublet until 2004. The Company also leases 17,000 square feet of office space in Coventry, England. The Company leases two sales offices located in Chicago, Illinois and Atlanta, Georgia aggregating approximately 700 square feet, and approximately 23,000 aggregate square feet of international sales and customer service offices. The Company believes these facilities are adequate to meet its anticipated needs for the foreseeable future.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The current executive officers and directors of the Company are as follows:

           NAME                  AGE                               POSITION
---------------------------      ---      -----------------------------------------------------------
Charles D. Kissner                   49   Chairman of the Board, President and Chief Executive
                                            Officer

Frank Carretta, Jr.                  51   Senior Vice President, Worldwide Sales, Service and
                                            Marketing

Jack Hillson                         46   Senior Vice President and General Manager, Operations

Timothy R. Hansen                    36   Vice President, Business Development

Paul A. Kennard                      45   Vice President, Engineering

Shaun McFall                         36   Vice President, Corporate Marketing

John P. O'Neil                       58   Vice President, Personnel

Mark A. Sawyer                       36   Vice President, Corporate Quality

Carl A. Thomsen                      52   Vice President, Chief Financial Officer and Secretary

Carol A. Goudey                      49   Treasurer and Assistant Secretary

Richard C. Alberding                 66   Director

Clifford H. Higgerson                57   Director

James D. Meindl                      63   Director

Billy B. Oliver                      72   Director

    Mr. Charles D. Kissner joined the Company as President, Chief Executive Officer and was elected Director of the Company in July 1995 and Chairman of the Board in August 1996. Prior to joining the Company, he served as Vice President and General Manager of the Microelectronics Division of M/A-COM, Inc., a manufacturer of radio and microwave communication products, from July 1993 to July 1995. From February 1990 to July 1993, Mr. Kissner served as President, Chief Executive Officer, and a Director of Aristacom International, Inc., a communications software company. Mr. Kissner currently is a director of American Medical Flight Support, Inc., a non-profit medical transportation company.

    Mr. Frank Carretta, Jr. joined the Company as Vice President, Worldwide Sales and Service in October 1995 and was appointed Senior Vice President, Worldwide Sales, Service and Marketing in November 1996. Prior to joining DMC, Mr. Carretta served as Area Sales Director of M/A-COM, Inc., a manufacturer of radio and microwave communications products, from July 1992 to September 1995. From 1988 to June 1992, Mr. Carretta was Vice President of Ward Davis Associates, a manufacturers' representative company selling electronic test instrumentation and software development tools.

    Mr. Jack Hillson was appointed Senior Vice President and General Manager, Operations in November 1996. He previously served as Vice President and General Manager, QUANTUM/Magnum Division of the Company from December 1995 to November 1996. Prior to joining DMC, Mr. Hillson was with M/A-COM, Inc. for eleven years, serving in various technical and management positions with the Semiconductor and Microelectronics Divisions. Most recently, Mr. Hillson served as the Director of Operations for M/A COM, Inc.'s Power Hybrids Division, which manufactures transistors and amplifier modules for the wireless communications market.

    Mr. Timothy R. Hansen has served as Vice President, Business Development of the Company since August 1996. He previously served as Vice President and General Manager, SPECTRUM Division of the Company from February 1995 to August 1996, and as Vice President and Program Manager of the SPECTRUM product line. He joined the Company in August 1984 as product manager, and has held management positions in marketing, planning, sales and order management.

    Mr. Paul Kennard joined the Company as Vice President, Engineering in April 1996. From 1989 to March 1996, Mr. Kennard was with California Microwave Corporation, a satellite and wireless communications company, serving as Director of the Signal Processing Technology Department until his promotion in 1994 to Vice President of Engineering, and then to Senior Vice President of Engineering in 1995 for the Microwave Network Systems Division.

    Mr. Shaun McFall has served as Vice President, Corporate Marketing of the Company since February 1995. He joined the Company's UK operations in January 1989, and has held several management positions in marketing. Prior to joining DMC, he worked for GEC Telecommunications Ltd. in Germany and Ferranti Industrial Electronics PLC, in Edinburgh, Scotland, both of which are telecommunications companies.

    Mr. John O'Neil joined the Company as Vice President, Personnel in May 1993. Mr. O'Neil was Vice President of Personnel and Administration of BEI Electronics, Inc., a defense electronics firm, from January 1989 to April 1993. Mr. O'Neil was Vice President, Human Resources at C.P. National Corporation, a communication and energy company, from 1987 to 1988.

    Mr. Mark A. Sawyer was named Vice President, Corporate Quality of the Company in August 1996. He joined the Company in January 1993 as Director of Manufacturing, and has held various positions in operations and quality management. Prior to joining the Company, Mr. Sawyer held several positions in quality management and operations, including Corporate Total Quality Manager at Applied Materials, Inc., a manufacturer of semiconductor equipment from 1991 to 1992, and Senior Operations Quality Manager at Tandem Computers Inc., a global information technology company.

    Mr. Carl A. Thomsen joined the Company as Vice President, Chief Financial Officer and Secretary in February 1995. Prior to joining the Company, he was Senior Vice President and Chief Financial Officer of Measurex Corporation, a manufacturer of sensor based process control systems. Mr. Thomsen joined Measurex Corporation in 1983 as Corporate Controller, was promoted to Vice President in 1986, to Chief Financial Officer in 1992, and to Senior Vice President in 1993.

    Ms. Carol A. Goudey joined the Company as Treasurer in April 1996 and was additionally appointed Assistant Secretary in May 1996. Prior to joining Digital Microwave, she served as Acting Treasurer of California Micro Devices Corporation, a manufacturer of semiconductor devices, since 1994. Ms. Goudey has also previously held the position of Corporate Treasurer at both UngermannBass, Inc., a network systems company, from 1985 to 1989, and System Industries, Inc., a computer peripheral company, from 1984 to 1985.

    Mr. Richard C. Alberding has served as a Director of the Company since July 1993 and served as Co-Chairman of the Board and Co-Chief Executive Officer from September 1994 to July 1995. Mr. Alberding retired from Hewlett-Packard Company in 1991, where he had served since 1984 as an Executive Vice President with responsibility for worldwide company sales, support and administration activities for measurement and computation products, as well as all corporate-level marketing activities. He also served on the corporate Executive Committee. Mr. Alberding is a director of Kennametal Corporation, a machine tool company, Walker Interactive Systems, a software company, Storm Technology, a computer peripherals company, Quickturn Design Systems, a CAD tools company, SyBase, Inc., a computer database and tools company, Digital Link Corp., a network tools company, Paging Network, Inc., a paging services company, and numerous private companies.

    Mr. Clifford H. Higgerson has served as a Director of the Company since March 1984. He also served as Chairman of the Board from July 1995 to August 1996 and as Co-Chairman of the Board and Co-Chief Executive Officer from September 1994 to July 1995. Mr. Higgerson has been a partner with Vanguard Associates, a private venture capital investment partnership, since July 1991 and, since 1986, managing partner of Communications Ventures, a private venture capital investment partnership.

    Dr. James D. Meindl has served as a Director of the Company since November 1995. Since 1993, Dr. Meindl has held the Joseph M. Pettit Chaired Professorship in Microelectronics at the Georgia Institute of Technology. Prior to his professorship at the Georgia Institute of Technology, Dr. Meindl served as Senior Vice President for Academic Affairs and Provost at Rensselaer Polytechnic Institute from 1986 to 1993. Dr. Meindl serves as a director of SanDisk Corp., which designs, develops and markets flash memory data storage products, and Zoran Corp., a semiconductor and related devices company.

    Mr. Billy B. Oliver has served as a Director of the Company since February 1987. Since 1985, Mr. Oliver has been a private communications consultant. Mr. Oliver has held various engineering and management positions with AT&T, including Vice President, Planning and Design from 1972 until 1985. Mr. Oliver is also a director of Communications Network Enhancements, a telecommunications service company, and CIENA Corp, a manufacturer of light wave amplifiers and wave division multiplexing equipment.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The Company is authorized to issue up to 30,000,000 shares of Common Stock, par value $.01 per share. Holders of shares of the Company's Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of the Company's Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably in the distribution of assets, subject to the rights of the holders of Preferred Stock. Holders of Common Stock have no preemptive rights, subscription rights or conversion rights. There are no redemption or sinking fund provisions with respect to the Common Stock. On March 11, 1997, there were approximately 208 holders of record of the Company's Common Stock.

PREFERRED STOCK

    Under its Restated Certificate of Incorporation, the Company has authority to issue 5,000,000 shares of preferred stock, $.01 par value per share, in one or more series as determined by the Board of Directors. No shares of preferred stock are currently issued or outstanding. The Board of Directors may, without further action by the stockholders of the Company, issue series of preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock issued by the Company in the future.

STOCKHOLDER'S RIGHTS AGREEMENT

    In October 1991, the Company adopted a Stockholders' Rights Agreement pursuant to which one Preferred Share Purchase Right (a "Right") was distributed for each outstanding share of Common Stock. Each Right entitles stockholders to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $50.00 upon certain events. The Rights expire on October 23, 2001, unless earlier redeemed by the Company.

    The Rights become exercisable if a person acquires 15% or more of the Company's Common Stock or announces a tender offer that would result in such person owning 15% or more of the Company's Common Stock, other than a person who has reported or is required to report beneficial ownership of the Company's Common Stock on Schedule 13G under the Exchange Act, with respect to whom the threshold is 20%. If the Rights become exercisable, the holder of each Right (other than the person whose acquisition triggered the exercisability of the Rights) will be entitled to purchase, at the Right's then-current exercise price, a number of shares of the Company's Common Stock having a market value of twice the exercise price. In addition, if the Company were to be acquired in a merger or business combination after the Rights became exercisable, each Right would entitle its holder to purchase, at the Right's then-current exercise price, Common Stock of the acquiring company having a market value of twice the exercise price. The Rights are redeemable by the Company at a price of $0.01 per Right at any time within ten days after a person has acquired 15% (or 20% in the case of a Schedule 13G filer) or more of the Company's Common Stock.

TRANSFER AGENT AND REGISTRAR

    The Company has appointed ChaseMellon Shareholder Services, L.L.C., as the transfer agent and registrar of its Common Stock.

                                  UNDERWRITING

    Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.


                                                                                     NUMBER
NAME OF UNDERWRITER                                                                OF SHARES
---------------------------------------------------------------------------------  ----------
Smith Barney Inc.................................................................     880,000
Oppenheimer & Co., Inc...........................................................     880,000
Cowen & Company..................................................................     440,000
                                                                                   ----------
    Total........................................................................   2,200,000
                                                                                   ----------
                                                                                   ----------


    The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.


    The Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $0.78 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters.


    The Company and its officers and directors have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.


    The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 330,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.


    The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.


    The Underwriters have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or selling group member in connection with the Offering if the Common Stock originally sold by such Underwriter or selling group member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or selling group member. The Underwriters have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS


    Certain legal matters in connection with the offering will be passed upon for the Company by Morrison & Foerster LLP, San Francisco, California and for the Underwriters by Wilson, Sonsini, Goodrich & Rosati, a Professional Corporation, Palo Alto, California.


                                    EXPERTS

    The audited consolidated financial statements and schedule included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to such Registration Statement and exhibits. Statements made in this Prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. With respect to each such contract, agreement or other documents filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement and exhibits may be inspected without charge and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS...................................................................         F-2
FINANCIAL STATEMENTS:
  Consolidated Balance Sheets as of March 31, 1995, 1996, and December 31, 1996............................         F-3
  Consolidated Statements of Operations for the Years Ended March 31, 1994, 1995 and 1996 and Nine Months
    Ended December 31, 1995 and 1996.......................................................................         F-4
  Consolidated Statements of Stockholders' Equity for the Years Ended March 31, 1994, 1995 and 1996........         F-5
  Consolidated Statements of Cash Flows for the Years Ended March 31, 1994, 1995 and 1996 and Nine Months
    Ended December 31, 1995 and 1996.......................................................................         F-6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.................................................................         F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Digital Microwave Corporation:

    We have audited the accompanying consolidated balance sheets of Digital Microwave Corporation (a Delaware corporation) and subsidiaries as of March 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Microwave Corporation and subsidiaries as of March 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Jose, California
April 22, 1996

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                      MARCH 31,         DECEMBER
                                                                 --------------------      31,
                                                                   1995       1996        1996
                                                                 ---------  ---------  -----------
                                                                                       (UNAUDITED)
                                              ASSETS

Current Assets:
  Cash and cash equivalents....................................  $   1,919  $   8,299   $   6,489
  Restricted cash..............................................      1,100        719       1,558
  Accounts receivable, net of allowance of $1,413; $1,373 and
    $2,683, respectively.......................................     32,513     33,398      37,241
  Inventories..................................................     46,732     35,347      44,110
  Tax refund receivable........................................      1,820         --          --
  Other current assets.........................................      4,524      2,973       2,870
                                                                 ---------  ---------  -----------
      Total current assets.....................................     88,608     80,736      92,268
                                                                 ---------  ---------  -----------
Property and Equipment:
  Machinery and equipment......................................     32,450     36,609      35,796
  Land and buildings...........................................      1,262      1,262       1,262
  Furniture and fixtures.......................................      6,668      7,602       6,995
  Leasehold improvements.......................................      2,139      2,262       2,041
                                                                 ---------  ---------  -----------
                                                                    42,519     47,735      46,094
  Accumulated depreciation and amortization....................    (28,542)   (32,674)    (31,253)
                                                                 ---------  ---------  -----------
  Net property and equipment...................................     13,977     15,061      14,841
                                                                 ---------  ---------  -----------
                                                                 $ 102,585  $  95,797   $ 107,109
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------

                               LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Lines of credit..............................................  $  11,731  $   3,106   $   2,022
  Current maturities of note payable...........................      3,333      3,334          --
  Current maturities of capital lease obligations..............        776      1,025         796
  Accounts payable.............................................     26,373     16,252      17,235
  Income taxes payable.........................................      1,629        973       1,444
  Other accrued liabilities....................................     17,770     18,590      25,913
                                                                 ---------  ---------  -----------
      Total current liabilities................................     61,612     43,280      47,410
Long-Term Liabilities:
  Note payable, net of current maturities......................      5,556      1,944          --
  Capital lease obligations, net of current maturities.........        806        838         280
                                                                 ---------  ---------  -----------
      Total liabilities........................................     67,974     46,062      47,690
                                                                 ---------  ---------  -----------
Commitments and Contingencies (Note 4)
Stockholders' Equity:
  Preferred stock, $.01 par value; 5,000,000 shares authorized;
    none outstanding                                                    --         --          --
  Common stock, $.01 par value; 30,000,000 shares authorized;
    13,467,693, 15,820,783, and 16,135,175 shares issued and
    outstanding respectively...................................        135        159         161
  Additional paid-in capital...................................     44,313     65,368      67,882
  Accumulated deficit..........................................     (9,837)   (15,792)     (8,624)
                                                                 ---------  ---------  -----------
      Total stockholders' equity...............................     34,611     49,735      59,419
                                                                 ---------  ---------  -----------
                                                                 $ 102,585  $  95,797   $ 107,109
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------

                See notes to consolidated financial statements.

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    NINE MONTHS
                                                 YEARS ENDED MARCH 31,           ENDED DECEMBER 31,
                                           ----------------------------------  ----------------------
                                              1994        1995        1996        1995        1996
                                           ----------  ----------  ----------  ----------  ----------
                                                                                    (UNAUDITED)
Net Sales................................  $  116,010  $  153,650  $  150,419  $  114,183  $  126,092
Cost of Sales............................      78,874     114,760     119,918      93,581      84,547
                                           ----------  ----------  ----------  ----------  ----------
    Gross profit.........................      37,136      38,890      30,501      20,602      41,545
                                           ----------  ----------  ----------  ----------  ----------
Operating Expenses:
  Research and development...............       9,316      11,379      11,108       8,567       7,433
  Selling, general and administrative....      23,338      24,763      27,416      20,279      25,705
  Non-recurring charges..................      27,000          --          --          --          --
                                           ----------  ----------  ----------  ----------  ----------
    Total operating expenses.............      59,654      36,142      38,524      28,846      33,138
                                           ----------  ----------  ----------  ----------  ----------
    Income (loss) from operations........     (22,518)      2,748      (8,023)     (8,244)      8,407
Other Income (Expense):
  Interest and other income (expense),
    net..................................       1,718         (16)      1,975       1,609         401
  Interest expense.......................        (603)       (530)     (1,860)     (1,528)       (844)
                                           ----------  ----------  ----------  ----------  ----------
    Income (loss) before provision for
      income taxes.......................     (21,403)      2,202      (7,908)     (8,163)      7,964
  Provision (credit) for income taxes....       1,092         220      (1,953)     (1,953)        796
                                           ----------  ----------  ----------  ----------  ----------
  Net income (loss)......................  $  (22,495) $    1,982  $   (5,955) $   (6,210) $    7,168
                                           ----------  ----------  ----------  ----------  ----------
                                           ----------  ----------  ----------  ----------  ----------
Net Income (Loss) Per Share..............  $    (1.81) $     0.14  $    (0.40) $    (0.43) $     0.43
                                           ----------  ----------  ----------  ----------  ----------
                                           ----------  ----------  ----------  ----------  ----------
Weighted Average Number of Common and
  Common Equivalent Shares Outstanding...      12,448      13,845      14,895      14,592      16,678

                See notes to consolidated financial statements.

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                             RETAINED
                                                         COMMON STOCK         ADDITIONAL     EARNINGS       TOTAL
                                                   -------------------------    PAID-IN    (ACCUMULATED  STOCKHOLDERS'
                                                      SHARES       AMOUNT       CAPITAL      DEFICIT)       EQUITY
                                                   ------------  -----------  -----------  ------------  ------------
                                                                  (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance, March 31, 1993..........................    12,132,964   $     121    $  35,538    $   10,676    $   46,335
Stock options exercised..........................       690,745           7        3,995            --         4,002
Tax benefits related to employee stock
  transactions...................................            --          --          762            --           762
Net loss.........................................            --          --           --       (22,495)      (22,495)
                                                   ------------       -----   -----------  ------------  ------------
Balance, March 31, 1994..........................    12,823,709         128       40,295       (11,819)       28,604
Stock options and warrants exercised.............       643,984           7        4,018            --         4,025
Net income.......................................            --          --           --         1,982         1,982
                                                   ------------       -----   -----------  ------------  ------------
Balance, March 31, 1995..........................    13,467,693         135       44,313        (9,837)       34,611

Sale of stock to private investors...............     2,063,982          21       19,071            --        19,092
Stock options exercised..........................       289,108           3        1,929            --         1,932
Tax benefits related to employee stock
  transaction....................................            --          --           55            --            55
Net loss.........................................            --          --           --        (5,955)       (5,955)
                                                   ------------       -----   -----------  ------------  ------------
Balance, March 31, 1996..........................    15,820,783   $     159    $  65,368    $  (15,792)   $   49,735
                                                   ------------       -----   -----------  ------------  ------------
                                                   ------------       -----   -----------  ------------  ------------

                See notes to consolidated financial statements.

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                        NINE MONTHS ENDED
                                                           YEARS ENDED MARCH 31,           DECEMBER 31,
                                                      -------------------------------  --------------------
                                                        1994       1995       1996       1995       1996
                                                      ---------  ---------  ---------  ---------  ---------
                                                                                           (UNAUDITED)
Cash Flows from Operating Activities:
  Net income (loss).................................  $ (22,495) $   1,982  $  (5,955) $  (6,210) $   7,168
  Adjustments to reconcile net income (loss) to net
    cash provided by (used for) operating
    activities:
    Depreciation and amortization...................      6,448      6,356      6,332      5,095      4,200
    Provision for non-recurring charges.............     27,000         --         --         --         --
    Provision for uncollectible accounts............        300        276        580        677      1,400
    Provision for inventory reserves................        117        958      8,795      8,393      3,187
    Provision for warranty reserves.................      1,285      1,911      1,678      1,017      1,505
    Gain on sale of product lines...................     (1,089)        --         --         --         --
    Gain on sale of investment in OMNI..............       (371)        --         --         --         --
    Changes in assets and liabilities:
      (Increase) decrease in restricted cash........        281        200        381        387       (839)
      (Increase) decrease in accounts receivable....     (6,880)    (5,774)    (1,492)     1,112     (5,248)
      (Increase) decrease in inventories............    (13,232)   (12,212)       904        115    (11,955)
      (Increase) decrease in tax refund
        receivable..................................      1,691        778      1,820         --         --
      (Increase) decrease in other current assets...        (73)    (1,503)     1,559      2,669        109
      Increase (decrease) in accounts payable.......     13,607      5,398     (5,144)    (8,693)       984
      Increase (decrease) in accrued litigation.....         --    (19,900)        --         --         --
      Increase (decrease) in other accrued
        liabilities.................................        203      4,287     (1,241)    (3,009)     6,291
                                                      ---------  ---------  ---------  ---------  ---------
        Net cash provided by (used for) operating
          activities................................      6,792    (17,243)     8,217      1,553      6,802
                                                      ---------  ---------  ---------  ---------  ---------
Cash Flows from Investing Activities:
  Purchase of property and equipment................     (5,840)    (8,111)    (4,527)    (3,810)    (4,116)
                                                      ---------  ---------  ---------  ---------  ---------
Cash Flows from Financing Activities:
  Borrowings from banks.............................     21,858     36,744     16,188     14,116     15,283
  Repayments to banks...............................    (23,084)   (16,124)   (28,423)   (26,590)   (21,645)
  Payments of note payable to MTI...................     (3,075)        --         --         --         --
  Payments of capital lease obligations.............       (946)      (695)    (1,019)      (726)      (787)
  Sale of common stock..............................      4,002      4,025     15,812     15,627      2,514
                                                      ---------  ---------  ---------  ---------  ---------
        Net cash provided by (used for) financing
          activities................................     (1,245)    23,950      2,558      2,427     (4,635)
                                                      ---------  ---------  ---------  ---------  ---------
Effect of Exchange Rate Changes on Cash.............       (146)       (39)       132         87        139
                                                      ---------  ---------  ---------  ---------  ---------
Net Increase (Decrease) in Cash and Cash
  Equivalents.......................................       (439)    (1,443)     6,380        257     (1,810)
Cash and Cash Equivalents at Beginning of Period....      3,801      3,362      1,919      1,919      8,299
                                                      ---------  ---------  ---------  ---------  ---------
Cash and Cash Equivalents at End of Period..........  $   3,362  $   1,919  $   8,299  $   2,176  $   6,489
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------

                See notes to consolidated financial statements.

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (INFORMATION RELATING TO DECEMBER 31, 1996 AND THE NINE MONTHS
                 ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(1) DESCRIPTION OF BUSINESS

    Digital Microwave Corporation (the "Company") designs, manufactures and markets advanced wireless solutions for worldwide telephone network interconnection and access. The Company's broad family of products is designed to meet the requirements of mobile communications networks and fixed access networks worldwide.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated.

    UNAUDITED INTERIM FINANCIAL DATA

    The unaudited interim financial statements as of December 31, 1996 and for the nine months ended December 31, 1995 and 1996 have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The data disclosed in the notes to the financial statements for these periods are unaudited. The Company believes the results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period.

    ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS

    For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

    RESTRICTED CASH

    The Company is required to segregate and maintain certain cash balances as security for letters of credit provided to secure performance or bid bonds under some of the Company's revenue contracts. As of March 31, 1995 and 1996 and December 31, 1996, the Company was required to segregate and maintain $1.1 million, $0.7 million and $1.6 million, respectively, which are included as restricted cash in the accompanying consolidated balance sheets.

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES

         (INFORMATION RELATING TO DECEMBER 31, 1996 AND THE NINE MONTHS
                 ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURES

    Cash paid for interest and income taxes was as follows:

                                                                    YEARS ENDED MARCH 31,
                                                               -------------------------------
                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
                                                                       (IN THOUSANDS)
Interest.....................................................  $     603  $   1,556  $   1,753
Income taxes.................................................  $     245  $      62  $     172

    Non-cash transactions were as follows:

                                                                          MARCH 31,
                                                               -------------------------------
                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
                                                                       (IN THOUSANDS)
Tax benefit related to employee stock transactions...........  $     762  $      --  $      55
Property purchased under capital leases......................  $     966      1,314  $   1,324
Reduction of accounts payable to MTI in connection with the
  sale of stock (See Note 7).................................         --         --  $   5,000
Reduction of accounts payable to MTI in connection with the
  sale of OMNI...............................................  $     400         --         --

    INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out) or market where cost includes material, labor and manufacturing overhead. Inventories consisted of:

                                                            MARCH 31,
                                                       --------------------
                                                         1995       1996     DECEMBER 31, 1996
                                                       ---------  ---------  -----------------
                                                                   (IN THOUSANDS)
Raw materials........................................  $  16,506  $  11,840      $  14,191
Work in process......................................     20,977     16,342         14,634
Finished goods.......................................      9,249      7,165         15,285
                                                       ---------  ---------        -------
                                                       $  46,732  $  35,347      $  44,110
                                                       ---------  ---------        -------
                                                       ---------  ---------        -------

    Inventories contained components and assemblies in excess of the Company's current estimated requirements and were reserved at March 31, 1995 and 1996 and December 31, 1996. Also, as a result of product transitions in the third quarter of fiscal 1996, the Company charged cost of sales for approximately $7.0 million for excess and obsolete inventories. Due to competitive pressures, it is possible that these estimates could change in the foreseeable future.

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES

         (INFORMATION RELATING TO DECEMBER 31, 1996 AND THE NINE MONTHS
                 ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Depreciation and amortization are provided using the straight-line method over the shorter of the estimated useful lives of the assets (ranging from three to five years for equipment and furniture, and forty years for buildings) or the lease term. Included in property and equipment are assets held under capital leases with a cost of $2,503,000 and $3,641,000 as of March 31, 1995 and 1996, respectively.
Accumulated amortization on leased assets was $712,000 and $1,044,000 as of March 31, 1995 and 1996, respectively.

    OTHER ACCRUED LIABILITIES

    Other accrued liabilities included the following:

                                                            MARCH 31,
                                                       --------------------
                                                         1995       1996     DECEMBER 31, 1996
                                                       ---------  ---------  -----------------
                                                                   (IN THOUSANDS)
Customer deposits....................................  $   1,095  $   4,839      $  10,362
Accrued contract obligations (See Note 9)............      4,045      3,759          2,306
Accrued commissions..................................      1,873      3,246          3,520
Deferred revenue.....................................      3,431         --             --
Accrued warranty.....................................      3,075      3,076          2,962
Closing costs--DMC TeleCom (Malaysia) Sdn. Bhd. (See
  Note 7)............................................      1,029        367             66
Other................................................      3,222      3,303          6,697
                                                       ---------  ---------        -------
                                                       $  17,770  $  18,590      $  25,913
                                                       ---------  ---------        -------
                                                       ---------  ---------        -------

    Accrued contract obligations primarily relate to product and other equipment to be provided to E-Plus, as well as discounts on shipments of interim equipment and other customer obligations.

    Deferred revenue consisted principally of shipments of interim equipment to E-Plus that were subject to a right of return.

    FOREIGN CURRENCY TRANSLATION

    The functional currency of the Company's subsidiaries is the U.S. dollar. Accordingly, all of the monetary assets and liabilities of these subsidiaries are remeasured into U.S. dollars at the current exchange rate as of the applicable balance sheet date, and all non-monetary assets and liabilities are remeasured at historical rates. Sales and expenses are remeasured at the average exchange rate prevailing during the period. Gains and losses resulting from the remeasurement of the subsidiaries' financial statements are included in the consolidated statements of operations.

    Gains and losses resulting from foreign exchange transactions are included in other income (expense) in the accompanying consolidated statements of operations. Realized gains and losses on foreign exchange contracts designated as hedges are included in income or expense when the underlying transaction occurs. For fiscal year ended March 31, 1994 the aggregate net foreign exchange gain was $198,000 and for fiscal

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES

         (INFORMATION RELATING TO DECEMBER 31, 1996 AND THE NINE MONTHS
                 ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) years ended March 31, 1995, and 1996, the aggregate net foreign exchange loss was $39,000 and $506,000, respectively.

    CONCENTRATION OF CREDIT RISK

    Trade receivables concentrated with certain customers primarily in the telecommunications industry and in certain geographic locations potentially subject the Company to concentration of credit risk. In addition to sales in Western Europe and North America, the Company actively markets and sells products in the Far East, Eastern Europe and South America. The Company performs on-going credit evaluations of its customers' financial conditions and generally requires no collateral.

    REVENUE RECOGNITION

    Revenue from product sales is generally recognized upon shipment, and is net of third party commissions, freight charges and duty charges. Service revenue, which is less than 10% of net revenue for each of the periods presented, is recognized once the related services are performed.

    PRODUCT WARRANTY

    The Company provides, at the time of sale, for the estimated cost to repair or replace products under warranty.

    RESEARCH AND DEVELOPMENT

    All research and development costs are expensed as incurred.

    NET INCOME (LOSS) PER SHARE

    Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Net loss per share is computed using only the weighted average number of common shares outstanding during the period, as the inclusion of common equivalent shares would be antidilutive.

(3) CREDIT ARRANGEMENTS

    At March 31, 1996, the Company had a $20.0 million credit facility with a U.S. bank and a credit company that expires on June 30, 1996. Borrowings bear interest at the prime rate plus 1.5% per annum (9.75% at March 31, 1996) and are secured by certain assets of the Company. At March 31, 1996, $3.1 million was outstanding under this credit facility, and $16.9 million of credit was available based on the underlying collateral. The agreement requires the Company to maintain minimum borrowings of $2.0 million and certain financial covenants, including minimum tangible net worth and profitability requirements. The Company was in default of the annual loss covenant of the credit agreement for the fiscal year ended March 31, 1996 and obtained a waiver from the lenders. In June 1996, the Company renewed the credit arrangement increasing the facility to $25.0 million at an interest rate of prime plus 1% under the same general terms and conditions to expire on June 30, 1997.

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES

         (INFORMATION RELATING TO DECEMBER 31, 1996 AND THE NINE MONTHS
                 ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(3) CREDIT ARRANGEMENTS (CONTINUED)
    In October 1994, the Company signed a three year, $10.0 million promissory note, payable to a financing company in equal monthly installments of approximately $278,000. This note is secured by all equipment in the Company's San Jose, California facility. The promissory note bears interest at prime plus 2.25% per annum (10.5% at March 31, 1996). The agreement requires the Company to maintain certain financial covenants, including minimum net worth and profitability requirements, with which the Company is currently in compliance. At March 31, 1996, the outstanding balance under this note was $5.3 million, of which $3.3 million is due in fiscal 1997.

(4) COMMITMENTS AND CONTINGENCIES

    The Company leases certain property and equipment, as well as its headquarters and manufacturing facilities, under noncancelable operating and capital leases which expire at various periods through 2003. At March 31, 1996, future minimum payment obligations under these leases were as follows:

                                                                           YEARS ENDING MARCH 31,
                                                                           ----------------------
                                                                            CAPITAL    OPERATING
                                                                           ---------  -----------
                                                                               (IN THOUSANDS)
1997.....................................................................  $   1,179   $   2,461
1998.....................................................................        736       2,168
1999.....................................................................        162       1,936
2000.....................................................................         --       1,915
2001.....................................................................         --       1,920
2002 and beyond..........................................................         --       2,546
                                                                           ---------  -----------
Future minimum lease payments............................................      2,077   $  12,946
                                                                                      -----------
                                                                                      -----------
Less--amount representing interest (9% to 14%)...........................       (214)
                                                                           ---------
Present value of future minimum lease payments...........................      1,863
Less--current maturities.................................................      1,025
                                                                           ---------
Long-term lease obligations..............................................  $     838
                                                                           ---------
                                                                           ---------

    Rent expense under operating leases was approximately $2,892,000, $3,458,000, and $3,679,000 for the years ended March 31, 1994, 1995, and 1996, respectively.

    The Company is a defendant in various suits and is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of these claims will not have a material adverse effect on the consolidated financial position, liquidity or results of operations of the Company.

(5) INCOME TAXES

    The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES

         (INFORMATION RELATING TO DECEMBER 31, 1996 AND THE NINE MONTHS
                 ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(5) INCOME TAXES (CONTINUED)
    The domestic and foreign components of income (loss) before provision for income taxes were as follows:

                                                                     YEARS ENDED MARCH 31,
                                                                --------------------------------
                                                                   1994       1995       1996
                                                                ----------  ---------  ---------
                                                                         (IN THOUSANDS)
Domestic......................................................  $  (19,864) $   1,182  $  (9,845)
Foreign.......................................................      (1,539)     1,020      1,937
                                                                ----------  ---------  ---------
                                                                $  (21,403) $   2,202  $  (7,908)
                                                                ----------  ---------  ---------
                                                                ----------  ---------  ---------

    The provision (credit) for income taxes consisted of the following:

                                                                         YEARS ENDED MARCH 31,
                                                                    -------------------------------
                                                                      1994       1995       1996
                                                                    ---------  ---------  ---------
                                                                            (IN THOUSANDS)
Current:
  Federal.........................................................  $      95  $     220  $  (2,018)
  State...........................................................         --         --         --
  Foreign.........................................................         37         --         65
                                                                    ---------  ---------  ---------
    Total current.................................................        132        220     (1,953)
                                                                    ---------  ---------  ---------
Deferred:
  Federal.........................................................        960         --         --
  State...........................................................         --         --         --
  Foreign.........................................................         --         --         --
                                                                    ---------  ---------  ---------
    Total deferred................................................        960         --         --
                                                                    ---------  ---------  ---------
                                                                    $   1,092  $     220  $  (1,953)
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

    The provision (credit) for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:

                                                                      YEARS ENDED MARCH 31,
                                                                 -------------------------------
                                                                   1994       1995       1996
                                                                 ---------  ---------  ---------
                                                                         (IN THOUSANDS)
Statutory Federal tax provision (benefit)......................  $  (7,277) $     749  $  (2,689)
State taxes, net of Federal benefit............................         --         --       (343)
Change in valuation allowance..................................      8,883       (624)     3,346
Reversal of previously provided taxes upon settlement of the
  IRS audit....................................................         --         --     (2,018)
Other..........................................................       (514)        95       (249)
                                                                 ---------  ---------  ---------
                                                                 $   1,092  $     220  $  (1,953)
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES

         (INFORMATION RELATING TO DECEMBER 31, 1996 AND THE NINE MONTHS
                 ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(5) INCOME TAXES (CONTINUED)
    The major components of the net deferred tax asset consisted of the following:

                                                                              MARCH 31,
                                                                        ----------------------
                                                                           1995        1996
                                                                        ----------  ----------
                                                                            (IN THOUSANDS)
Inventory reserves....................................................  $    1,820  $    6,041
Depreciation..........................................................         808         685
Warranty reserves.....................................................       1,183       1,158
Bad debt reserves.....................................................         842         655
Net operating loss carryforwards......................................       6,785       3,879
Tax credits...........................................................       2,764       5,514
Other.................................................................       1,346       1,430
                                                                        ----------  ----------
                                                                            15,548      19,362
Less: Valuation reserve--Operations...................................     (15,548)    (18,894)
Less: Valuation reserve--Equity.......................................          --        (468)
                                                                        ----------  ----------
Net deferred tax asset................................................  $       --  $       --
                                                                        ----------  ----------
                                                                        ----------  ----------

    The valuation allowance at March 31, 1995 and 1996 provided reserves against worldwide operating losses, deferred tax assets, and tax credit carryforwards that may expire before the Company can utilize them. In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," the Company believes it is more likely than not that the Company will not realize these benefits and, accordingly, has continued to provide a valuation allowance for them. Federal net operating loss carryforwards totaling $8.1 million will expire at various dates from 2010 through the year 2011. State net operating loss carryforwards totaling $13.5 million will expire at various dates from 1999 through the year 2001. The tax credit carryforwards will expire at various dates from 2006 through the year 2011.

(6) COMMON STOCK

    STOCK OPTION PLANS

    The Company's 1984 Stock Option Plan ("1984 Plan") provides for the grant of both incentive and nonqualifed stock options to key employees and certain independent contractors of the Company. At March 31, 1996, options to purchase 756,403 common shares were outstanding under the 1984 Plan, of which 499,420 options were exercisable at prices ranging from $0.50 to $26.00 per share. As a result of the adoption of the 1994 Stock Incentive Plan ("1994 Plan") there were no shares available for future grants under the 1984 Plan.

    In July 1994, the stockholders approved the 1994 Plan. The 1994 Plan authorizes 1,183,330 shares of common stock to be reserved for issuance over a ten year term. This share reserve automatically increases on the first trading day of each calendar year for five years after the adoption of the 1994 Plan, beginning January 1995, by an amount equal to one percent (1%) of the total number of shares of common stock outstanding, but in no event will any such annual increase exceed 150,000 shares. In July 1996, the stockholders approved an increase in the number of shares of Common Stock reserved for issuance under the 1994 Plan to 2,183,330 shares.

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES

         (INFORMATION RELATING TO DECEMBER 31, 1996 AND THE NINE MONTHS
                 ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(6) COMMON STOCK (CONTINUED)
    The 1994 Plan contains: (i) a discretionary grant program for key employees and consultants whereby options generally vest over five years and expire after 10 years, (ii) an automatic grant program for non-employee Board members, whereby options vest over three years and expire after 10 years, (iii) a salary reduction grant program under which key employees may elect to have a portion of their base salary reduced each year in return for stock options, (iv) a stock fee program under which the non-employee Board members may elect to apply all or a portion of their annual retainer fee to the acquisition of shares of common stock, and (v) a stock issuance program under which eligible individuals may be issued shares of common stock as a bonus tied to their performance of services or the Company's attainment of financial milestones, or pursuant to their individual elections to receive such shares in lieu of base salary. The implementation and use of any of these equity incentive programs (other than the automatic grant program and the stock fee program) is within the sole discretion of the Compensation Committee of the Board.

    At March 31, 1996, options to purchase 1,053,479 shares were outstanding under the 1994 Plan, of which 100,400 were exercisable at prices ranging from $10.00 to $18.13 per share. At March 31, 1996, the Company had 129,851 shares available for future grant under the 1994 Plan. At March 31, 1996, the Company had reserved 1,939,733 shares for future issuance under the 1984 and 1994 Plans.

    The following table summarizes the Company's stock option activity:

                                                     NUMBER OF SHARES   OPTION PRICE PER SHARE
                                                     -----------------  ----------------------
Outstanding at March 31, 1993......................       2,170,121      $       .06 - $11.75
  Granted..........................................         253,150      $      9.00 - $26.00
  Exercised........................................        (690,745)     $       .06 - $11.75
  Canceled.........................................        (370,348)     $      5.25 - $23.75
                                                     -----------------  ----------------------
Outstanding at March 31, 1994......................       1,362,178      $       .22 - $26.00
  Granted..........................................         855,044      $      9.87 - $18.13
  Exercised........................................        (531,484)     $       .22 - $13.25
  Canceled.........................................        (222,033)     $      5.25 - $26.00
                                                     -----------------  ----------------------
Outstanding at March 31, 1995......................       1,463,705      $       .50 - $26.00
  Granted..........................................         897,293      $     10.00 - $14.50
  Exercised........................................        (270,705)     $       .50 - $ 9.88
  Canceled.........................................        (280,411)     $      5.25 - $26.00
                                                     -----------------  ----------------------
Outstanding at March 31, 1996......................       1,809,882      $       .50 - $26.00
                                                     -----------------  ----------------------
                                                     -----------------  ----------------------

    STOCKHOLDERS' RIGHTS AGREEMENT

    In October 1991, the Company adopted a Stockholders' Rights Agreement pursuant to which one Preferred Share Purchase Right was distributed for each outstanding share of common stock. Each Right entitles stockholders to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $50.00 upon certain events. The Rights expire on October 23, 2001, unless earlier redeemed by the Company.

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES

         (INFORMATION RELATING TO DECEMBER 31, 1996 AND THE NINE MONTHS
                 ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(6) COMMON STOCK (CONTINUED)
    The Rights become exercisable if a person acquires 15% or more of the Company's common stock or announces a tender offer that would result in such person owning 15% or more of the Company's common stock other than a person who has reported or is required to report beneficial ownership of the Company's common stock on Schedule 13G under the Exchange Act, with respect to whom the threshhold is 20%. If the Rights become exercisable, the holder of each Right (other than the person whose acquisition triggered the exercisability of the Rights) will be entitled to purchase, at the Right's then-current exercise price, a number of shares of the Company's common stock having a market value of twice the exercise price. In addition, if the Company were to be acquired in a merger or business combination after the Rights became exercisable, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common stock of the acquiring company having a market value of twice the exercise price. The Rights are redeemable by the Company at a price of $0.01 per Right at any time within ten days after a person has acquired 15% (or 20% in the case of Schedule 13G filers) or more of the Company's common stock.

(7) TECHNOLOGY DEVELOPMENT, MANUFACTURING AND RELATED AGREEMENTS

    MICROELECTRONICS TECHNOLOGY, INC. (MTI)

    The microwave integrated circuit subassemblies which are key components in the Company's microwave radio products are supplied primarily by MTI, which manufactures such subassemblies in Taiwan.

    In 1984, the Company entered into a development agreement and stock purchase agreement with MTI. The agreements include provisions which enable MTI to perform development engineering work and to manufacture subassemblies for the Company's products.

    The development agreement provides MTI with certain preferential rights to manufacture certain of the Company's integrated circuits. The agreement also provides MTI with a right to manufacture certain of the Company's microwave products if the Company decides to subcontract the manufacturing of these products. The agreement may be terminated by either party only in the event of a breach by the other.

    The Company did not incur any development costs for work performed by MTI under this agreement in fiscal 1994, 1995 and 1996.

    Purchases of subassemblies from MTI totaled approximately $15,636,000, $23,509,000, and $22,246,000, for the fiscal years ended March 31, 1994, 1995, and 1996, respectively. Trade accounts payable to MTI at March 31, 1995 and 1996 were $6,507,000 and $3,939,000 respectively.

    In October 1987, the Company and MTI entered into a Technology Transfer and Marketing Agreement whereby the Company granted MTI a license to manufacture, use and market certain of the Company's products in the Republic of China (Taiwan). For fiscal years 1994, 1995, and 1996, sales to MTI under this agreement were $2,146,000, $1,031,000, and $1,952,000, respectively. In addition, amounts due from MTI at March 31, 1995 and 1996 were $61,800 and $453,000, respectively.

    In fiscal 1993, in connection with a financing agreement, the Company issued MTI warrants for the purchase of 112,500 shares of common stock at $6.50 per share. During fiscal 1995, MTI exercised all of these warrants.

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES

         (INFORMATION RELATING TO DECEMBER 31, 1996 AND THE NINE MONTHS
                 ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(7) TECHNOLOGY DEVELOPMENT, MANUFACTURING AND RELATED AGREEMENTS (CONTINUED)
    In fiscal 1996, in connection with a private placement of the Company's common stock, MTI bought 515,995 shares at $9.69 per share, payment of which was made by an offset of the Company's trade accounts payable to MTI.

    SALE OF PRODUCT LINES

    During fiscal 1993, the Company sold its fiber optic product line and W-Band product line to MTI for total proceeds of $6.2 million, of which $1.6 million was paid in cash and the remainder was remitted through a reduction of the Company's trade payable to MTI. The total net gain of $3.2 million resulting from the sale of these product lines was recognized in other income as the transfer of technology related to these product lines was completed. In fiscal 1993 and 1994, the Company recognized $2.1 million and $1.1 million of total gain, respectively.

    DMC TELECOM (MALAYSIA) SDN. BHD.

    In February 1991, the Company, together with Alpine Resources Sdn. Bhd. and Superior Communications Sdn. Bhd., both Malaysian corporations, formed a Malaysian corporation called DMC Telecom (Malaysia) Sdn. Bhd. (DMCT(M)). The Company invested $739,000 for a 45% interest and accounted for this investment using the equity method of accounting. In conjunction with this investment, the Company entered into a Technology Transfer Agreement with DMCT(M) wherein DMCT(M) was given specific license to manufacture and sell, as well as resell, certain of the Company's products in Malaysia, Brunei, Singapore, Thailand, Philippines, and Indonesia.

    In the quarter ended December 31, 1993, due to the continuing decline of the financial viability of DMCT(M) and disputes regarding collection of the outstanding receivables, the Company recorded a non-recurring charge of $7.0 million associated with the anticipated liquidation of its 45% interest in DMCT(M). The charge related to a write-off of the Company's receivables from the joint venture of $5,966,000, net of $1,957,000 of deferred margin previously accrued, and an accrual for other related liabilities, including the Company's guarantee of approximately $2.0 million of the joint venture's line of credit, anticipated legal fees and other charges associated with the liquidation of the joint venture.

    On December 23, 1994, the Company reached agreement with the shareholders of DMCT(M). The Company paid approximately $2.1 million for its 45% share of the costs of liquidating the joint venture, and received inventory and fixed assets valued at approximately $600,000 and $300,000, respectively.

(8) NON-RECURRING CHARGES

    During the third quarter of fiscal 1994, the Company and its Directors agreed to a settlement in principle of six class action lawsuits alleging securities law violations. The total charge for the settlement was $20.0 million, including the settlement amount, attorneys' fees, interest, and other related costs. The final payment under the settlement agreement was made in fiscal year 1995, and a final judgment and order of dismissal was received from the United States District Court of Northern California.

    Also, during the third quarter of fiscal 1994, the Company recorded a non-recurring charge of $7.0 million relating to the write off of the Company's receivable from the joint venture, DMCT(M). See Note 7 of Notes to Consolidated Financial Statements.

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES

         (INFORMATION RELATING TO DECEMBER 31, 1996 AND THE NINE MONTHS
                 ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(9) CUSTOMER AGREEMENT

    In November 1993, the Company entered into an agreement with Siemens AG to supply SPECTRUM II digital microwave radios to E-Plus Mobilfunk GmbH. As of March 31, 1995, the Company had not met its product acceptance or delivery schedule, and, as a result, recorded significant reserves for product discounts on interim equipment, equipment returns and other related costs (See Note 2--Other Accrued Liabilities). In July 1995, the Company received product acceptance from E-Plus, and began delivery and installation of the SPECTRUM II equipment. During the third quarter of fiscal 1996, the Company provided additional reserves of approximately $1.0 million related to the final resolution of other remaining open issues on this contract.

(10) INDUSTRY SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

    The Company operates in a single industry segment, the design and manufacture of short-haul and medium-haul digital transmission products.

    The following table summarizes customers accounting for more than 10% of net sales in the fiscal years ended:

                                                                                      MARCH 31,
                                                                        -------------------------------------
                                                                           1994         1995         1996
                                                                           -----        -----        -----
Siemens AG............................................................          --       --               22%
American Telephone & Telegraph Co.....................................          10%      --               --
Mercury Communications Ltd............................................          11%      --               --

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES

         (INFORMATION RELATING TO DECEMBER 31, 1996 AND THE NINE MONTHS
                 ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(10) INDUSTRY SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION (CONTINUED) Geographic information for the fiscal years ended March 31, 1994, 1995, and
1996 is as follows:

                                      UNITED
                                      STATES     UNITED KINGDOM    OTHERS    ELIMINATIONS    TOTAL
                                   ------------  ---------------  ---------  ------------  ----------
                                                             (IN THOUSANDS)
1994
Sales to unaffiliated
 customers.......................   $   84,956      $  28,361     $   2,693   $       --   $  116,010
Intercompany sales...............       26,961             --            --      (26,961)          --
                                   ------------       -------     ---------  ------------  ----------
Net sales........................   $  111,917      $  28,361     $   2,693   $  (26,961)  $  116,010
                                   ------------       -------     ---------  ------------  ----------
Operating income (loss)..........   $  (20,995)     $  (1,277)    $      26   $     (272)  $  (22,518)
                                   ------------       -------     ---------  ------------  ----------
Identifiable assets..............   $   96,078      $  13,429     $   2,229   $  (27,733)  $   84,003
                                   ------------       -------     ---------  ------------  ----------

1995
Sales to unaffiliated
 customers.......................   $  126,171      $  24,995     $   2,484   $       --   $  153,650
Intercompany sales...............       20,287             --            --      (20,287)          --
                                   ------------       -------     ---------  ------------  ----------
Net sales........................   $  146,458      $  24,995     $   2,484   $  (20,287)  $  153,650
                                   ------------       -------     ---------  ------------  ----------
Operating income.................   $    1,384      $   1,159     $     199   $        6   $    2,748
                                   ------------       -------     ---------  ------------  ----------
Identifiable assets..............   $  102,687      $   7,269     $   1,469   $   (8,840)  $  102,585
                                   ------------       -------     ---------  ------------  ----------

1996
Sales to unaffiliated
 customers.......................   $  133,370      $  13,935     $   3,114   $       --   $  150,419
Intercompany sales...............        9,981             --            --       (9,981)          --
                                   ------------       -------     ---------  ------------  ----------
Net sales........................   $  143,351      $  13,935     $   3,114   $   (9,981)  $  150,419
                                   ------------       -------     ---------  ------------  ----------
Operating income (loss)..........   $  (10,138)     $   1,767     $     220   $      128   $   (8,023)
                                   ------------       -------     ---------  ------------  ----------
Identifiable assets..............   $   92,760      $   6,539     $   2,016   $   (5,518)  $   95,797
                                   ------------       -------     ---------  ------------  ----------

    Intercompany sales to the Company's foreign subsidiaries are transacted at prices comparable to those offered to unaffiliated customers, after taking into account the value-added to products and services by the subsidiaries.

                 DIGITAL MICROWAVE CORPORATION AND SUBSIDIARIES

         (INFORMATION RELATING TO DECEMBER 31, 1996 AND THE NINE MONTHS
                 ENDED DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(10) INDUSTRY SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION (CONTINUED) The following table represents export sales from the United States to unaffiliated customers by geographic region:

                                                                         MARCH 31,
                                                             ---------------------------------
                                                               1994        1995        1996
                                                             ---------  ----------  ----------
                                                                      (IN THOUSANDS)
The Americas, excluding the U.S............................  $  23,516  $   30,565  $   14,876
Europe.....................................................     24,814      52,105      59,732
Asia Pacific...............................................     25,363      23,601      40,570
                                                             ---------  ----------  ----------
  Total export sales.......................................  $  73,693  $  106,271  $  115,178
                                                             ---------  ----------  ----------
                                                             ---------  ----------  ----------
Export sales as a % of U.S. sales..........................         87%         84%         86%

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    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................     2
Information Incorporated by Reference.....................................     2
Prospectus Summary........................................................     3
The Company...............................................................     5
Risk Factors..............................................................     5
Use of Proceeds...........................................................    11
Dividend Policy...........................................................    11
Price Range of Common Stock...............................................    11
Capitalization............................................................    12
Selected Consolidated Financial Data......................................    13
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................    14
Business..................................................................    21
Management................................................................    32
Description of Capital Stock..............................................    35
Underwriting..............................................................    36
Legal Matters.............................................................    37
Experts...................................................................    37
Additional Information....................................................    37
Index to Financial Statements.............................................   F-1


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